4/21



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hoya Corporation

*CURRENT ADDRESS 2-7-5 Naka-Ochiai
Shinjuku-ku
Tokyo 161-8525 Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 19 2004



FILE NO. 82- 34801 FISCAL YEAR 3/31/03

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/15/04

HOYA

ANNUAL REPORT 2003

Creating an Interface...





Hoya Corporation is engaged in three fields of business: Information Technology, Eye Care, and Lifestyle Refinement.

The Information Technology field is one of the key earnings drivers of the Hoya Group. In this field the Company manufactures and markets the mask blanks and photomasks that are essential to semiconductor manufacturing, large-scale masks used to manufacture liquid crystal display (LCD) panels, glass disks for the hard disk drives (HDDs) used mainly in computers and other equipment, as well as optical glass products for digital cameras and other devices.

The Eye Care field is another principal earnings contributor for the Company, and plays an important role in expanding the Hoya brand. This field is divided into the Vision Care division, dealing mainly with wholesaling of eyeglass lenses, and the Health Care division, encompassing retail sales of contact lenses, as well as the development and manufacture of intraocular lenses for ophthalmological use.

The Lifestyle Refinement field is small in terms of earnings, but its Crystal division stands alongside Eye Care as representing the Hoya brand, helping to lay the foundation for the Group's business.

Each of Hoya's business fields employs portfolio management emphasizing effective and efficient distribution of resources as an integral part of its organization, and brings to market products with high degrees of added value derived from its proprietary technologies.

...Between Our Life

Cautionary Statements with Respect to Forward-Looking Statements

Statements made in this annual report with respect to plans and future performance that are not historical fact are forward-looking statements. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Hoya cautions that a number of factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include but are not limited to foreign exchange rates, market trends and economic conditions.

Hoya's fiscal year ends on March 31. In this annual report, reference to years indicate the period ended March 31 of the year indicated.

Financial Highlights

Consolidated (Years ended March 31)

	2002	2003
Net sales (Millions of yen)	235,265	246,293
Operating income (Millions of yen)	43,898	52,983
Ordinary income (Millions of yen)	45,774	50,874
Net income (Millions of yen)	23,741	20,038
Total assets (Millions of yen)	278,068	274,289
Total shareholders' equity (Millions of yen)	219,180	224,219
Per share data (Yen)		
Net income	203.15	171.10
Cash dividends applicable to the year	50.00	50.00
Price earnings ratio (Times)	44.50	41.79
Price cash flow ratio (Times)	23.94	20.83
Price book value ratio (Times)	4.79	3.68
Stock price at year-end (Yen)	9,040	7,150

and Technology

Contents

Note on segment data:

In addition to the review of operations by segment found on pages 5 through 16 of this annual report, segment-specific data can be found on pages 26 through 28, in the financial section.

To Our Shareholders

I am pleased to present for our shareholders and investors a summary of the business conditions during fiscal 2003 (covering the period from April 1, 2002 through March 31, 2003), along with a report of the Company's performance and our outlook for the future.

Management Guidelines and Strategies

Although there were signs of a slight recovery in the operating environment in the U.S. and Asia in the early part of fiscal 2003, negative effects from a later slowdown in the U.S. economy, the stock market slump and continuing global deflation held back the overall recovery trend. Demand remained steady, however, compared to the significant decline in fiscal 2002, and the economy was on par with the previous year. Under these conditions, competition between companies intensified, and there was a further round of culling throughout all of industry, with clearly defined winners and losers. Trends in the operating environment became even more difficult to read, with unexpected developments for which previous experience was no guide, such as the deterioration of the situation in Iraq and the spread of SARS.

Faced with such an unclear operating environment Hoya recognized the importance of properly assessing changes and responding with changes to its own operations, concentrating on management. Measures undertaken during fiscal 2003 can be summarized in the following key principles:

1. Reallocating management resources
2. Responding to the shrinking Japanese economy
3. Increasing market share

The second and third principles are of course important elements that cannot be overlooked in the implementation the first, the reallocation of management resources. This is a point that we remained particularly conscious of while managing the business during the term.

I would now like to turn to some of the specific measures undertaken during the fiscal year.

Although the percentage of Hoya's overseas sales reached 44% during the fiscal year under review, the majority of our sales are still in Japan. The Japanese economy, however, continues its slump and trend toward contraction due to the deflation, corporate restructuring and stagnant capital investment that followed the collapse of the IT bubble. Because of this situation, the Hoya Group reexamined each of its businesses in Japan, and concentrating on those with potential for further growth developed new sales channels and products, as well as made investments aimed at increasing market share.



These measures included, in the Electro-Optics division, a technical alliance formed with Dai Nippon Printing Co., Ltd. for joint development of mask blanks for next-generation semiconductors. We also made investments to develop other high-precision products. In the Health Care division, meanwhile, new stores are being opened to win a larger share of the expanding market for contact lenses.

New product development is best represented by Hoya's proprietary soft intraocular lenses (IOLs). In the past, Hoya's eyeglass and contact lens businesses brought the Company into close contact with the field of ophthalmology. These new IOL products, however, bring us a step closer to the field of medicine, which we are concentrating on as an area of expected future growth. With an eye toward expansion into the U.S. and Europe, we are pursuing further development and avidly striving toward business expansion.

To advance the goals of expanding overseas and in businesses in which significant growth can be expected, after determining the potential for future growth, Hoya established manufacturing facilities and pursued mergers and acquisitions aimed at expanding sales channels, ensuring a stable supply and winning a larger share of the global market. A new factory for IOLs was established in Singapore, and an eyeglass lens processing and sales company acquired in the United States. With the Japanese market shrinking, we are planning to further widen our global base in the future.

On the other hand, we are implementing measures to sell off or withdraw from businesses and divisions that show little sign of growth, or those for which the prospect of positive synergies with other parts of the operation is minimal. Two examples of this are the sale of the hearing aid business in the Health Care division, and a contraction of the Crystal division.

In summary, Hoya manages its portfolio of numerous businesses by assessing the need for and timing of nurturing, maintaining, investing, acquiring and/or withdrawing from each of them. As outlined above, in the fiscal year under review the overseas sales network was being strengthened through M&A activity, while other businesses were being scaled back through a streamlining process of selection and emphasis toward business fields in which Hoya has a competitive advantage. In its portfolio management, Hoya will continue to use these methods to determine the primacy of each of its businesses, and allocate operating capital accordingly.

Performance

In the Information Technology field, performance was sluggish overall at the high-tech companies that make up our client base. However, in terms of product development, clients continued to demand precision, high-performance products, and Hoya managed to increase orders by introducing the new cutting-edge equipment necessary to develop and manufacture such products. Sales of high-value-added products rose as a result, leading to a 7.6% increase in revenue.

In the Eye Care field, the Vision Care division enjoyed strong sales of eyeglass lenses overseas despite the sluggishness of the domestic market, which along with rising sales of contact lenses and IOLs in the Health Care division led to a 4.1% rise in revenue.

As a result of these factors, and along with scaling back of the Crystal division and the sale of the section handling physical- and chemical-use lasers in the Photonics division, consolidated net sales increased 4.7% from the previous fiscal year.

Operating income increased 20.7% from the previous fiscal year, the result of a continuation of profit enhancement strategies such as greater sales of value-added products and more efficient production of our mainstay products, as well as a relative increase in highly profitable businesses. Ordinary income, though hurt by losses on currency exchanges due to a weakening dollar and rising euro, increased 11.1% from the previous fiscal year. Net income, however, declined 15.6% from the previous year owing to the recording of extraordinary losses of approximately ¥15.0 billion for compensation resulting from the dissolution of the Company's employees' pension fund, which was implemented with the aim of accelerated elimination of future liabilities, and a loss of approximately ¥3.7 billion for payments to employees accepting the early retirement plan accompanying the business restructuring of the Vision Care and Crystal divisions.

Cash dividends applicable to the year remained unchanged at ¥50 per share. As a result, the dividend payout ratio was 29.2%, and the ratio of dividends to shareholders' equity remained unchanged from the previous fiscal year at 2.6%.

Capital expenditures for the year totaled ¥15,948 million, mainly as investments to ensure stable supply of products with large market shares, as well as to introduce cutting-edge equipment to fulfill customer needs and to improve technology.

Another issue during fiscal 2003 was the discovery that we had shipped an irregular lot of our shock-resistant reinforced plastic eyeglass lenses. Immediately after this discovery in December 2002 we issued a public notice, and following an elimination order from the Japan Fair Trade Commission under the Premiums and Representations Act, made a further public announcement in April 2003. I sincerely regret the trouble and worry this has caused to our customers and shareholders, and offer my apologies. To prevent a recurrence of this problem, all of our executives and employees have been made aware of the incident, sufficient measures have been implemented and training conducted.

Outlook

There are many issues that the Hoya Group must face in order to continue to grow in the future, but these can be divided roughly into two general areas.

The first is the continuing pace of globalization. Given the shrinking Japanese economy, acquisition of new customers overseas and the promotion of product development responsive to the needs of customers in new areas will allow us to increase our market share. We consider it important to further the globalization of the entire Hoya Group by nurturing these developments so that they continue to benefit the Company, and provide the impetus for further growth.

The second area is uncovering new businesses that will lead to further growth. Finding businesses to add to the current portfolio is an important factor in accelerating growth, and we recognize the necessity of incorporating such businesses into the Group as quickly as possible, whether through independent development or M&A activity.

As Hoya grapples with these issues, we also acknowledge the vital role played by corporate governance. Along with separating the management oversight and business administrative functions, and conducting speedy and efficient management, Hoya believes that building a management structure that strengthens the supervisory functions with impartial judgments from outside experts is essential to meeting the expectations of its customers and shareholders. We therefore, after gaining approval at the general meeting of shareholders held in June 2003, introduced a committees system, and designated that a majority of the board of directors be outside directors.

The Hoya Group concentrates its management resources into the markets and fields where it recognizes that it can expand and grow, continually striving to increase its corporate value. I offer my sincerest appreciation to all our shareholders, and ask for their continued support.



Hiroshi Suzuki, President and CEO



Segment	Division	Products
Information Technology	Electro-Optics	Mask Blanks and Photomasks for Semiconductors LCD Photomasks Glass Disks for HDDs Optical Glass and Optical Lenses Optical Communications Products
Eye Care	Vision Care	Eyeglass-Related Products, including Lenses and Frames
	Health Care	Contact Lenses and Intraocular Lenses (IOLs)
Lifestyle Refinement	Crystal	Crystal Glass Products



Information Technology is one of the key business fields for the Hoya Group, comprising the mask blanks and photomasks indispensable in the manufacture of semiconductors and liquid crystal displays (LCDs), glass disks for the hard disk drives (HDDs) found mainly in computers and servers, optical lenses used in digital cameras and video recorders, and other glass materials.

Information Technology



Glass Substrates and Mask Blanks for Semiconductors

The perfectly polished substrate in the foreground is a clear glass panel 15cm square and 7mm thick. Coated with a metallic layer and a resist it becomes the mask blank pictured in the background. Once the circuit patterns have been exposed onto the surface with an electron beam it becomes a photomask. All of these products have been well received by semiconductor manufacturers.



LCD Photomasks

As LCD televisions get larger and the use of LCD displays for PCs becomes more widespread, there is a growing need for cost-effective production of LCD panels. Hoya's technological expertise with large-scale photomasks, particularly meter-long masks that can produce six display panels at once, has won it a large share of the market.



Optical Glass and Lenses

Hoya produces a full range of optical lenses, from imaging lenses used in video and digital cameras to optical pickups for DVD players and other devices. Its cutting-edge production skill with aspherical lenses helps make optical devices smaller and lighter. Rising demand is expected as more mobile telephones and handheld devices incorporate miniature cameras.

Electro-Optics

Mask Blanks and Photomasks for Semiconductors, and LCD Photomasks

Photomasks are the plates on which electronic circuit patterns are transferred to create semiconductor chips. The clean material before the pattern is created is called a mask blank. To use photography as an analogy, the mask blank is the unexposed film, the photomask is the exposed negative, and the semiconductor chip is the printed picture.

Mask blanks consist of a precisely polished glass substrate coated with a metallic layer, which is further coated with a photographic sensitive material known as the resist. Synthetic quartz is used for the glass substrate, polished to a surface roughness of one million parts per millimeter, and a flatness of less than 1,000 parts per millimeter.

The market for semiconductor mask blanks during fiscal 2002 was slow, due to the IT slump and the accompanying adjustments to inventory. The market picked up during fiscal 2003, however, as customers' streamlining of operations and narrowing of product lineups began to taper off, and demand increased for such high-performance products as phase shift masks. Hoya's technical expertise with these products is recognized around the world, allowing it to enjoy a 65% share of the global market.

Because the circuit patterns of semiconductor photomasks are exposed on to mask blanks with electron beams or lasers, this exposure and the process to remove the extraneous material define the superiority of the product. Price competitiveness is fierce in the market for low- and medium-quality products, for which a great deal of technical skill is not required. This made for a difficult operating environment for semiconductor photomasks, but bolstered by sales of Hoya's high-quality products with a line width of 0.15 to 0.18 microns, sales remained on par with the previous fiscal year. Technical development that keeps the Company ahead of the market is important to further increase its market share in this business. Hoya has completed development of cutting-edge products with line widths of 0.09 to 0.13 microns, and has already begun development on the next generation of products.

LCD photomasks are the original plates for the thin film transistors (TFTs) and color filters necessary to manufacture the LCD displays used in televisions, PCs and mobile phones. Digital devices incorporating LCD displays are making further inroads to everyday life, and the market for LCDs has grown along with the number of applications. Many Asian manufacturers, mainly in Korea and Taiwan, have entered the market, and competition is intense. To survive the price war it is necessary for manufacturers to produce a large number of panels at once. There is also increasing demand for photomasks on larger glass substrates. Hoya is meeting this demand by producing such large-scale photomasks, leading the industry with technology to produce photomasks that are larger and more detailed, while continuing to focus on promising product fields.

Hoya has made a number of anticipatory investments in mask blanks and photomasks in the years up to fiscal 2003, and expects that fiscal 2004 will be the year for full-scale business activity in the field. We have great expectations of positive results in the near future.



Glass Disks for HDDs

Disks of glass substrate are coated with a magnetic material to make HDDs, the memory devices in computers and servers. Hoya produces both substrates (glass substrates, the polished glass disks) and media (glass substrates coated with a magnetic layer), handling the manufacturing process from dissolving of the glass to the final processing.

Since the bursting of the IT bubble, the market for PCs, the principal driver of demand for this business, has continued to languish, and sales during the fiscal year under review remained slow. The slowdown has led to a shakeout of the industry, however, and the number of companies to contend in future markets has declined. At the same time, though, the expectations from customers for HDDs and products that use them continue to increase. No longer just mass-storage memory devices for PCs or servers, HDDs have come to be incorporated in such products as DVD recorders and digital cameras. As the field of applications widens, the market grows with it.



Hoya has continually strived to anticipate latent needs and growth potential in the market, develop products suited to next-generation technology and create the manufacturing structure to produce them. We will continue nurturing the HDD glass disk business to become one of the pillars of profitability for the Company.

Optical Glass

Hoya's lineup of optical glass products comprises glass materials, as well as the optical lens devices used in digital cameras and video recorders. The Company is involved in all aspects of their production.

The technical advances made in the field of optical lenses are striking. Whereas it was once necessary to compensate for spherical lenses with several additional lenses in order to focus a beam of light, the development of aspherical lenses has greatly reduced the number of additional lenses necessary. Greater lens precision, moreover, has led to significant reduction in size and weight, benefiting innovation in digital cameras.

As digital appliances become a more essential part of everyday life, the need for greater functionality and higher definition from optical glass products continues to increase. Along with heightened expectations for a greater number of applications for optical glass products and the expanding market that accompanies it, advances in development and production techniques are occurring daily.

Hoya is responding to these trends by fully utilizing the merits of an integrated production system that covers raw material to finished product, revising the process of purchasing, production and sales, and upgrading its development and production structure in order to improve competitiveness.

Optical Communications Products

The optical communications industry entered a period of structural adjustments following the collapse of the market for fiber optics in 2001, and the market remains depressed. Internet traffic volume is growing rapidly, however, and the infrastructure for broadband communications such as ADSL and FTTH is steadily expanding, leading the Company to believe that optical communications remains a long-term growth field.

Hoya is shrinking its business for WDM filters and microlenses, which are now more commodities than specialty products, but continues to concentrate on light polarizers for isolators, a market of which Hoya commands approximately 50%, though the scale is small. At the same time, the Company is continuing with strategic investments in new technologies and product development of integrated devices, in anticipation of a recovery in the market.

In the market for optical communications products, restructuring is taking place on the supply side, while a recovery in the market is not expected to begin until the latter half of fiscal 2004 at the earliest. Fiscal 2004 should be a turning point, therefore, and with an eye toward medium-term growth Hoya is making strategic upgrades in the optical communications products business.

Eye Care



The Eye Care field is comprised of two divisions, Vision Care and Health Care. The Vision Care division develops, produces and sells lenses and frames for eyeglasses, marketing competitive products in Japan and abroad to make the Hoya brand the first choice around the world. The Health Care division mainly handles the sale of contact lenses in Japan, but as part of its business expansion toward the field of ophthalmology has recently begun to focus on intraocular lenses (IOLs). While developing and offering products superior to the foreign-made brands that preceded them, the IOL business has not only contributed to the practice of ophthalmology in Japan, but has led the Company's expansion into overseas markets.

Vision Care

The Vision Care division manufactures, processes and markets mainly eyeglass lenses in Japan and overseas. Its products are especially well recognized for their high degrees of added value, and Hoya is pursuing development of this business with the aim of becoming a leading international company.

Glass and plastic are the two main materials used for eyeglass lenses. Hoya produces some glass lenses, but the majority of its product lineup is plastic. Even among the common single-focus lenses for near- and far-sightedness there are variations such as spherical lenses, aspherical lenses, and double-sided aspherical lenses, which along with variations in materials and coatings make for a wide range of lenses and types. Hoya boasts an array of value-added products that are internationally recognized for their high levels of technology and quality, including progressive and high-index lenses, as well as lenses with special coatings.

In the Japanese eyeglass market during fiscal 2003, low-priced products offered by discounters known as "three-price shops" drew many customers, leading to slack performance among the large-scale chains that needed to respond to the challenge. This was the result of an influx into Japan of low-priced







Eyeglass Lenses

Hoya produces a wide variety of eyeglass lenses, chiefly high-value-added products such as progressive focus and high-index lenses. The Company has also developed a range of coating technologies that have led to wider adoption of its lenses worldwide, while earning the respect of these markets through business development tailored to specific areas.



Eyeglass Frames

Hoya produces high-quality eyeglass frames of superior functionality and design. Hoya's technical expertise has allowed it to develop this business internationally, where it has a loyal following of customers who recognize its skill with lenses and appreciate the value Hoya offers.

single-focus lenses, for which the technological barriers to entry are low, from manufacturers in China and Korea, which intensified the competition. In response Hoya strengthened marketing of progressive lenses and other high-value-added lenses in the seniors eyeglass market, its main target, with the positive result of strong sales in a domestic eyeglass market that is shrinking overall. The Company won acclaim during the year under review for new products that balance functionality and price, such as Add Power, progressive lenses that allow the wearer to see objects near at hand, and HOYALUX iD, the world's first double-sided aspherical lens. Hoya also developed products designed to increase customer satisfaction, introducing the SFT Coat, a new kind of coating that offers better smoothness and scratch resistance than previous coatings.

In the European market, 80% of Hoya's business is from five major markets, beginning with Germany and followed by France, U.K., Spain and Italy. Sales were brisk overall, with the exception of Germany, where the market was sluggish. Sales were particularly strong for progressive lenses and high-index plastic lenses. During the period under review, Hoya also announced development of SunTech, a photochromic lens that can be manufactured in the lens processing lab by applying a coating after the prescription has been processed. In October 2002 the Company began a test launch in Europe of Phoenix, an impact-resistant lens material developed for the U.S. market. Hoya plans to actively market these products throughout Europe, and expand its lineup of products utilizing double-sided polishing technologies, such as the HOYALUX iD, which has already been launched in Japan. The Company is also planning to expand its laboratory in Spain, an area with good market potential.

In the U.S. market, though sales were strong of progressive lenses such as HOYALUX Summit Pro, sales overall remained on par with the previous fiscal year due to sluggish sales of single-focus lenses, which command an overwhelming share of the market in terms of volume. The Company is taking steps to include the U.S. company it purchased in 2000 in its scope of consolidation as quickly as possible, so that it will contribute to consolidated earnings. New M&A activity included the acquisition of a processing laboratory in Chicago in February 2003. Hoya is also planning to introduce the SunTech and SFT Coat products noted above in the United States.

In Asian markets, the impact of low-priced products such as single-focus lenses has been less than that in other markets, and bolstered by strong growth in progressive lenses and special order items that require laboratory processing, the overall market was healthy. In the Chinese market particularly, progressive and high-index lenses sold well. Hoya plans to focus more on this market in the future, and taking into account the nature of the Asian markets, which recognize more fully the value of high-quality lenses, expand sales of the coated lenses that set Hoya apart from other Asian manufacturers.

In production, Hoya is transferring its mass production facility in Istukaichi, Japan to Thailand. The Company is also conducting a review of its plants in China and Hungary, with the aim of clarifying their roles and increasing efficiency.



Intraocular Lenses (IOLs)

IOLs are artificial lenses used to replace the clouded natural lenses in cataract patients. Hoya is at the leading edge of this field in development of soft IOLs, incorporating opinions from the medical community to improve materials, manufacturing processes, design and color, and winning international praise for its product performance and high standards of quality.



Contact Lenses

The number of contact wearers is steadily increasing, not only of the usual near- and far-sightedness, but also of multifocal and other high-performance lenses. Hoya develops its own lenses, as well as operates a chain of retail stores known as Eye City, offering ophthalmology services, quality products from several companies and a customer-oriented service.

Health Care

The Health Care division handles contact lenses, intraocular lenses (IOLs) and other businesses related to ophthalmology.

The contact lens business is the mainstay business for the division, and one of the main earning contributors for the Company. The division not only develops and manufactures high-value-added products, but also operates a chain of retail outlets called Eye City, which provide quality service.

Though expansion of the overall market for contact lenses is beginning to slow, several products have experienced strong growth in recent years, such as soft and hard multifocal contact lenses and toric lenses for astigmatic eyes. The market for multifocal contact lenses in particular is expected to grow, as the first generation of contact lens wearers age. Hoya will expand its sales in this field by providing specialized customer service.

In retail store development, Hoya continues to open 10 to 12 new stores a year, while closing unprofitable locations. By maintaining this balance of scrap and build, the Company is increasing the number of strong performing stores with the aim of greater revenue and profits. In terms of service as well, Hoya is also taking steps to position itself as the top contact retailer in each area, offering a variety of guarantees against tearing, loss, change in prescription or other damage, and providing customers with expert knowledge and service.

Intraocular lenses are one of the most prominent of the Company's businesses. The demand for IOLs is increasing as society ages, and Hoya's foldable soft-type IOLs, introduced in Japan in November 2001, are winning praise from ophthalmologists and the medical community along with a steadily increasing share of the domestic market. During fiscal 2004 the Company will introduce new products with even higher degrees of added value, fueling its business development in Japan and overseas. In the European market, CE Marking*[1] has already been obtained, and the beginnings of a marketing network established.

Hoya has also begun construction of a main manufacturing facility in Singapore in preparation for mass production of IOLs. In the U.S. market, the necessary procedures have been instigated to obtain approval from the FDA*[2].

Notes:

1.CE Marking is a certification that a product complies with the relevant health, safety and environmental protection legislations of the European Union (EU).

2.The FDA (Food and Drug Administration) is the U.S. authority responsible for approving clinical trials and reviews of medicines and foods.

Lifestyle Refinement



Crystal
Hoya's traditional crystal is crafted with superior materials and cutting techniques to produce world-class products of a quality that is a source of pride for the Company. Though Europe remains the main source for high-quality crystal, the Hoya brand has been recognized as the representative crystal of Japan.

"Through our business operations we aim to bring affluence into peoples' lives, and contribute to the advancement of culture." Though this is the philosophy that created the Lifestyle Refinement field, the Crystal division has continued to suffer from slow performance for the last few years. The Company recognizes, however, the importance of the crystal business as a symbol of the Hoya brand, and although the scale of the business is being cut back, the quality of the products is being further improved, helping bolster the brand image.

Crystal

The Crystal division comprises high-quality glass and stemware, interior ornaments such as vases and clocks, and crystal jewelry for women.

In the market for crystal products, the decline in individual consumption and social gift-giving due to the economic slowdown, along with the change in lifestyles and an increase in inexpensive import products has had a severe effect on performance in recent years, causing the Company to explore new directions in which to develop the business for the future.

During the fiscal year under review, as one aspect of the restructuring of the business, the consolidated subsidiaries Hoya Crystal Corporation and Hoya Crystal Shop Corporation were merged with the parent company, Hoya Corporation, on March 1, 2003. At the same time production levels were reduced to levels more appropriate to current business conditions, and the product lineup significantly contracted to specialize in high-quality items, in an effort to restructure the business and the brand.

Environmental Efforts

It has become exceedingly rare of late not to come across the word "environment" used in relation to business. This is one indication that environmental issues are increasingly a management priority at many companies. Hoya established pollution countermeasure committees at each of its factories in 1976, and since that time has made ongoing efforts to protect the environment.

Hoya published its first environmental report, outlining the Company's environmental efforts, in 2000. The second edition of that report was published during the year under review. Environment Report 2002 offers even greater disclosure of information, containing specific examples of environmental preservation initiatives undertaken by each of the business divisions, site data from each division, and specific figures on environmental accounting.

Reducing the Burden on the Environment

Hoya has focused on four areas in which continuous efforts are made to reduce the environmental burden per unit of net sales.

1. Energy Consumption

Hoya has implemented a thorough energy conservation program encompassing all of its business divisions. At the facilities level, buildings have been properly insulated, pumps and clean room air-conditioning motors have been converted to energy-efficient inverter styles, and refrigeration units have been upgraded to be more efficient. Energy conservation has also been extended to the human environment, with temperature controls and more efficient lighting systems. As a result, the ratio of energy consumption to net sales declined by approximately 16% from the previous fiscal year.

2. Water Usage

Increased water recycling and water conservation efforts helped lower the ratio of water usage to net sales approximately 11% from the previous fiscal year.

3. Waste Volume

The recycling of concrete sludge, the thermal recycling of waste plastic, recycling of used florescent bulbs and batteries, and the reuse of organic solvents resulted in a decline in the ratio of waste volume to net sales of approximately 10% from the previous fiscal year.

4. Volume of Packaging Materials

A review of packaging methods and reuse of the cardboard boxes used to ship products led to a significant decline in the ratio of packaging material volume to net sales of approximately 48% from the previous fiscal year.

Introduction of an Environmental Management System (ISO 14001 Certification)

Hoya announced its intention to adopt an environmental management system in line with ISO 14001 international standards in October 1996. By the end of fiscal 2000, nearly all mass production facilities had obtained this certification. The Company has continued to work systematically toward certification throughout the Group, and four more sites were certified during the fiscal year under review, bringing the Company's total number of certified sites to 33.

Energy Consumption (Oil Conversion*) and Its Ratio to Net Sales



(Oil Conversion kl)
1999 2000 2001 2002 2003
[Ratio to Net Sales (1999=100)]
125
100
80,000
75
40,000
0

	1999	2000	2001	2002	2003
Energy Consumption	78,378	79,068	81,034	74,961	67,858
Ratio to Net Sales ●····	100.0	101.1	86.8	89.7	73.2

* Based on the oil conversion factor of the Energy Consumption Law (law regarding rationalization of energy consumption).

Waste Volume and Its Ratio to Net Sales



(Ton)
1999 2000 2001 2002 2003
[Ratio to Net Sales (1999=100)]
125
100
6,000
75
3,000
50
0

	1999	2000	2001	2002	2003
Waste Volume	5,721	4,241	4,400	2,911	2,894
Ratio to Net Sales ●····	100.0	74.3	64.6	47.8	42.0

Water Use and Its Ratio to Net Sales



(km3)
1999 2000 2001 2002 2003
[Ratio to Net Sales (1999=100)]
125
100
2,000
75
1,000
0

	1999	2000	2001	2002	2003
Water Use	2,481	2,498	2,399	2,103	2,039
Ratio to Net Sales ●····	100.0	100.9	81.2	79.6	69.1

Packaging Materials and Their Ratio to Net Sales



(Ton)
1999 2000 2001 2002 2003
[Ratio to Net Sales (1999=100)]
125
100
2,000
75
1,000
50
0
25

	1999	2000	2001	2002	2003
Packaging Materials	2,416	2,130	1,858	1,423	1,216
Ratio to Net Sales ●····	100.0	88.3	64.6	55.4	28.4

Notes:
1.Ratio to net sales is indicated based on 1999=100.
2.Statistics of the 13 domestic production sites
Hoya Corporation: Nagasaka, Hachioji, Kumamoto, Akishima, Nagano, Itsukaichi, Hamura, Minakuchi, Musashi
Hoya Optics Corporation: Akishima, Kofu, Iruma
Hoya Health Care Corporation: Kodama

ISO 14001 Certification Status (As of March 31, 2003)

	Company Name (Location)	Site (Date of Certification)
Information Technology	HOYA CORP. (Japan)	Kumamoto Plant (Dec. 12, 1998)
	HOYA CORP. (Japan)	Nagasaka Plant (Jan. 27, 1999)
	HOYA CORP. (Japan)	Akishima Plant (Jan. 29, 1999)
	NH TECHNO GLASS CORP. (Japan)	Yokkaichi Plant (Feb. 12, 1999)
	HOYA CORP. (Japan)	Hachioji Plant (Feb. 22, 1999)
	KOREA OPTICAL GLASS CO., LTD. (Korea)	Masan (Feb. 25, 2000)
	HOYA MAGNETICS SINGAPORE PTE LTD. (Singapore)	Singapore (Mar. 3, 2000)
	HOYA OPTICAL TAIWAN CO., LTD. (Taiwan)	Taichung (Sep. 19, 2000)
	HOYA GLASS DISK (THAILAND) LTD. (Thailand)	Lamphun (Nov. 24, 2000)
	HOYA-SCHOTT CORP. (Japan)	Company-wide (Dec. 20, 2000)
	HOYA CORP. Electro-Optics Company (Japan)	Nagano Plant (Jan. 5, 2001)
	HOYA OPTICS CORP. (Japan)	Kofu Plant (Jan. 5, 2001)
	HOYA OPTICS CORP. (Japan)	Iruma Plant (Jan. 30, 2001)
	HOYA OPTICS (THAILAND) LTD. (Thailand)	Lamphun (Feb. 21, 2001)

Note: 1. *Indicates site that attained the certification during the fiscal year under review.
2. The Akishima Plant includes the HOYA OPTICS CORPORATION and R&D center located on the grounds.

	Company Name (Location)	Site (Date of Certification)
Eye Care	HOYA LENS DEUTSCHLAND GmbH (Germany)	Müllheim (Dec. 4, 1997)
	HOYA LENS DEUTSCHLAND GmbH (Germany)	Mönchengladbach (Dec. 4, 1997)
	HOYA LENS DEUTSCHLAND GmbH (Germany)	Hamburg (Dec. 4, 1997)
	HOYA CORP. Vision Care Company (Japan)	Lens Technology Center (Feb. 20, 1998)
	HOYA CORP. Vision Care Company (Japan)	Hamura Lab. (Apr. 30, 1998)
	HOYA CORP. Vision Care Company (Japan)	Minakuchi Lab. (May 5, 1998)
	HOYA HEALTH CARE CORP. (Japan)	Kodama R&D Lab. (Dec. 2, 1998)
	HOYA LENS THAILAND LTD. (Thailand)	Patumthani (Jul. 8, 1999)
	HOYA LENS UK LTD. (United Kingdom)	Wrexham (Dec. 24, 1999)
	HOYA LENS ITALIA S.P.A. (Italy)	Milano (Dec. 29, 1999)
	HOYA LENS THAILAND LTD. (Thailand)	Ayuttaya (Jan. 20, 2000)
	HOYA LENS GUANGZHOU LTD. (China)	Guangzhou (Nov. 9, 2000)
	MALAYSIAN HOYA LENS SDN BHD. (Malaysia)	Kuala Lumpur (Apr. 9, 2001)
	HOYA LENS NEDERLAND B.V. (Netherland)	Uithoorn (Nov. 1, 2001)
	HOYA LENS NANUFACTURING HUNGARY RT (Hungary)	Mateszalka (Jun. 10, 2002)*
	HOYA LENS AUSTRALIA PTY. LTD. (Australia)	Sydney (Sep. 16, 2002)*
	HOYA LENS AUSTRALIA PTY. LTD. (Australia)	Perth (Sep. 16, 2002)*
	HOYA LENS KOREA CO., LTD. (Korea)	Seoul (Nov. 4, 2002)*
Other	HOYA CORP. Crystal Company (Japan)	Musashi Plant(Dec. 4, 1998)

Ten-Year Summary

	1994	1995	1996	1997
Net sales (Millions of yen)	¥134,473	¥151,470	¥167,106	¥193,402
Operating income (Millions of yen)	14,232	21,038	26,229	32,936
Ordinary income (Millions of yen)	12,878	21,001	27,376	35,086
Net income (Millions of yen)	6,119	8,812	11,056	15,300
Selling, general and administrative expenses/net sales (%)	28.9	29.9	29.6	27.7
Return on assets (%)	3.2	4.8	5.7	7.1
Return on equity (%)	5.5	7.6	9.0	11.4
Inventory turnover (Months)	4.0	3.5	3.2	3.2
Financial leverage (Times)	1.6	1.6	1.6	1.7
Capital expenditures (Millions of yen)	10,225	9,304	19,439	32,318
Depreciation and amortization (Millions of yen)	13,819	13,565	13,018	15,705
Research and development expenses (Billions of yen)	4.5	4.0	4.5	6.0
Per share data (Yen)*:				
Net income	51.06	74.12	93.32	129.70
Diluted net income	—	—	—	—
Cash flows	171.70	192.70	207.31	267.00
Shareholders' equity	970.37	1,024.29	1,082.54	1,220.70
Price earnings ratio (Times)*	34.67	32.38	39.43	42.71
Price cash flow ratio (Times)	10.31	12.45	17.75	20.75
Price book value ratio (Times)*	1.82	2.34	3.40	4.54
Stock price at year-end (Yen)	1,770	2,400	3,680	5,540

* Per share information for the fiscal year under review has been prepared based on the new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Figures from previous fiscal years have been recalculated in accordance with the new accounting standard.

	1998	1999	2000	2001	2002	2003
Net sales	¥193,473	¥201,290	¥201,110	¥236,802	¥235,265	¥246,293
Operating income	26,395	31,726	34,688	45,128	43,898	52,983
Ordinary income	26,759	33,612	35,484	48,184	45,774	50,874
Net income	12,348	17,837	20,716	21,860	23,741	20,038
SG&A expenses/net sales	28.2	26.4	25.4	23.8	24.2	24.4
Return on assets	5.3	7.8	8.9	8.6	8.7	7.3
Return on equity	8.5	11.6	12.4	11.8	11.5	9.0
Inventory turnover	3.4	3.2	3.3	3.1	3.2	2.9
Financial leverage	1.6	1.4	1.4	1.4	1.3	1.2
Capital expenditures	19,504	13,654	17,770	39,673	19,585	15,948
Depreciation and amortization	17,570	18,234	16,051	32,138	20,105	19,792
R&D expenses	7.5	7.8	7.7	7.3	7.3	8.7
Per share data*:						
Net income	104.51	151.10	176.26	186.60	203.15	171.10
Diluted net income	—	—	—	—	—	171.08
Cash flows	257.64	310.61	316.61	464.99	377.57	343.31
Shareholders' equity	1,270.68	1,362.24	1,506.21	1,680.45	1,886.20	1,945.16
Price earnings ratio*	36.36	44.47	55.03	43.73	44.50	41.79
Price cash flow ratio	14.75	21.63	30.64	17.55	23.94	20.83
Price book value ratio*	2.99	4.93	6.44	4.86	4.79	3.68
Stock price at year-end	3,800	6,720	9,700	8,160	9,040	7,150

Management's Discussion and Analysis

Scope of Consolidation

The Hoya Group includes Hoya Corporation and its 52 consolidated subsidiaries (six domestic and 46 overseas), as well as six domestic affiliates, two of which are accounted for by the equity method.

The number of.consolidated subsidiaries increased by one during the year under review. This increase is the result of the establishment of two new companies and the acquisition of a third company, and the merger of two existing subsidiaries with Hoya Corporation. The number of affiliates is unchanged.

Net Sales

Consolidated net sales for the year ended March 31, 2003 increased 4.7% from the previous fiscal year to ¥246,293 million. This was due mainly to a rise of 9.8% in sales in the Information Technology field's Electro-Optics division, and a significant sales increase of 15.6% at the Health Care division of the Eye Care field. The Vision Care division also reported a slight increase in sales.

Domestic sales increased 4.4% from the previous fiscal year to ¥138,006 million, and overseas sales rose 5.1% to ¥108,287 million. This represents a domestic share of 56.0% of total net sales, and a 44.0% share from overseas. The overseas share increased 0.2 percentage points, as the previous year's ratios were 56.2% for domestic and 43.8% for overseas.


Net sales
(Millions of yen)
300,000
225,000
150,000
75,000
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Net sales (Millions of yen)	201,290	201,110	236,802	235,265	246,293


Sales
by Business Segment
(% of total)
100
75
50
25
0
1999
2000
2001
2002
2003
4.4
3.6
2.8
3.1
2.2
34.7
35.7
36.4
39.6
38.3
9.7
9.7
8.5
9.8
10.9
6.1
5.2
4.2
3.7
2.7
1.9
0.9
0.7
0.7
0.6

	1999	2000	2001	2002	2003
Electro-Optics (Millions of yen)	86,943	90,174	112,341	101,496	111,461
Photonics (Millions of yen)	8,793	7,248	6,534	7,157	5,485
Vision Care (Millions of yen)	69,858	71,754	86,198	93,184	94,388
Health Care (Millions of yen)	19,552	19,541	20,130	23,106	26,717
Crystal (Millions of yen)	12,267	10,516	9,942	8,788	6,719
Service (Millions of yen)	3,877	1,877	1,657	1,534	1,523

Hoya converts results of overseas subsidiaries from local currencies to Japanese yen using the rate applicable to the period under review. When compared to the results from previous periods, the calculation will be affected by the difference in the exchange rate. The U.S. dollar rate used for the period under review was ¥121.20 to one U.S. dollar, reflecting an appreciation of the yen of 3.7% and pushing down results for the U.S. Group companies when compared to the previous term. The euro rate of ¥121.48 to one euro, however, reflected a depreciation of the yen of 9.5%, swelling results from European subsidiaries enough to cover the falloff from the U.S. and resulting in a net increase from the conversion difference. The gain on foreign exchange was ¥1,337 million of net sales. Because this represents an increase of 0.6% from the previous fiscal year, excluding this foreign exchange gain from the sales growth rate for the fiscal year under review allows the actual growth rate for the business to be calculated as 4.1%.

A year-on-year comparison of fiscal 2003 with the previous fiscal year shows quarterly net sales up 1.5% in the first quarter, 6.4% in the second, 8.0% in the third and 3.1% in the fourth. A quarter-on-quarter comparison of fiscal 2003 with the immediately preceding quarter shows a 2.4% increase in the first quarter, a 0.9% increase in the second, a 0.2% decrease in the third, and nearly unchanged in the fourth.



Sales by Region
(Based on the location of the Company's offices)
(% of total)
100
75
50
25
0
1999
2000
2001
2002
2003
4.1
11.6
12.5
4.0
11.5
11.1
3.7
10.5
14.5
4.2
12.3
15.7
4.8
13.2
14.5

	1999	2000	2001	2002	2003
Japan (Millions of yen)	144,516	147,553	168,856	159,368	166,178
Asia (Millions of yen)	8,357	8,076	8,792	9,948	11,705
Europe (Millions of yen)	23,303	23,109	24,944	28,964	32,639
North America (Millions of yen)	25,114	22,372	34,210	36,985	35,771



Sales to Domestic and Foreign Customers
(Based on the location of customers)
(% of total)
100
75
50
25
0
1999
2000
2001
2002
2003
12.2
14.0
12.7
12.1
13.8
11.0
11.6
15.2
15.3
10.7
16.2
16.9
13.3
15.8
14.9

	1999	2000	2001	2002	2003
Japan (Millions of yen)	123,062	126,844	137,211	132,248	138,006
Asia and Other Areas (Millions of yen)	24,525	24,326	27,537	25,127	32,806
Europe (Millions of yen)	28,067	27,841	35,870	38,144	38,789
North America (Millions of yen)	25,636	22,099	36,184	39,746	36,692

Net Income

Selling, general and administrative expenses rose 5.1% from the previous fiscal year to ¥60,035 million. The main reason for this increase was a rise of ¥1,332 million in R&D expenses.

Operating income increased 20.7% from the previous fiscal year to ¥52,983 million, while the operating income ratio rose 2.8 percentage points to 21.5%. By quarter, the operating income ratio was 20.6% in the first quarter, 22.6% in the second, 21.8% in the third and 21.1% in the fourth.

The gains in net sales and operating income have been calculated compared to the previous fiscal year, but performance in the previous year was lackluster due the economic downturn that resulted from the IT slump. This alone would account for the increases, but the rate of returns for fiscal 2003 also recovered to the level achieved two years prior in fiscal 2001, and even surpassed it to reach its highest value in the history of the Company.



Operating Income, Ordinary Income and Net Income
(Millions of yen)
60,000
45,000
30,000
15,000
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Operating Income (Millions of yen)	31,726	34,688	45,128	43,898	52,983
Ordinary Income (Millions of yen)	33,612	35,484	48,184	45,774	50,874
Net Income (Millions of yen)	17,837	20,716	21,860	23,741	20,038



Quarterly Profits
1st quarter of 2002 to 4th quarter of 2003
(Millions of yen)
15,000
10,000
5,000
0
-5,000
2002-1Q
2002-2Q
2002-3Q
2002-4Q
2003-1Q
2003-2Q
2003-3Q
2003-4Q

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
Operating income (Millions of yen)	11,613	11,234	10,068	10,983	12,599	13,951	13,433	13,000
Ordinary income (Millions of yen)	12,124	10,573	11,368	11,709	10,848	14,179	12,435	13,412
Net income (Millions of yen)	7,468	6,192	5,142	4,939	6,869	7,977	-2,125*	7,317

* An extraordinary loss of ¥14,949 million for compensation resulting from the dissolution of the Company's employees' funded pension plan was posted during the third quarter of fiscal 2003, resulting in a net loss for the quarter of ¥2,125 million.

The Company pushed through a number of structural reform measures during the fiscal year under review with the aim of eliminating future liabilities. The Company posted ¥14,949 million for compensation resulting from the dissolution of the Company's employees' funded pension plan, and ¥3,691 million for additional retirement benefits paid to employees resulting from restructuring of 19 domestic businesses. As a result, income before income taxes and minority interests fell 23.5% from the previous fiscal year to ¥28,743 million, and net income declined 15.6% to ¥20,038 million.

Net income per share fell from ¥203.15 for the previous fiscal year to ¥171.10, a decline of ¥32.05. Return on assets (ROA) fell 1.4 percentage points to 7.3%, and return on equity (ROE) dropped 2.5 percentage points to 9.0%.


Profit Ratio
(%)
30.0
22.5
15.0
7.5
0
1999
2000
2001
2002
2003

		1999	2000	2001	2002	2003
Operating income ratio (%)	●—	15.8	17.2	19.1	18.7	21.5
Ordinary income ratio (%)	○—	16.7	17.6	20.3	19.5	20.7
Return on sales (%)	●····	8.9	10.3	9.2	10.1	8.1


Quarterly Profit Ratio
1st quarter of 2002
to 4th quarter of 2003
(%)
30.0
20.0
10.0
0
-10.0
2002-1Q
2002-2Q
2002-3Q
2002-4Q
2003-1Q
2003-2Q
2003-3Q
2003-4Q

		2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
Operating income ratio (%)	●—	19.3	19.4	17.7	18.4	20.6	22.6	21.8	21.1
Ordinary income ratio (%)	○—	20.1	18.2	19.9	19.6	17.7	23.0	20.2	21.8
Return on sales (%)	●····	12.4	10.7	9.0	8.3	11.2	12.9	-3.4*	11.9

* An extraordinary loss of ¥14,949 million for compensation resulting from the dissolution of the Company's employees' funded pension plan was posted during the third quarter of fiscal 2003, resulting in return on sales for the quarter of -3.4%.

Information Technology (Electro-Optics Division)

Net sales in the Information Technology field increased 7.6% from the previous fiscal year to ¥116,946 million. This was due mainly to a 9.8% increase in sales by the Electro-Optics division to ¥111,461 million. Sales by product group are as follows. In mask blanks for the manufacture of semiconductors, sales of high-precision products increased. In photomasks for semiconductor manufacture, although the domestic market tended toward decline, the shift to high-precision products and a larger percentage of overseas sales kept overall sales on par with the previous year. In LCD photomasks, increasing demand, especially for large photomasks, resulted in rising sales. In glass disks for HDDs, sales of media products (glass substrates coated with a magnetic layer) rose following increased shipments of HDDs, while sales of substrates (glass substrates, the polished glass disks) remained flat, leading to an overall decline in revenue. In optical glass products, sales of lenses for digital cameras and video recorders recovered from the inventory adjustment phase that characterized the previous fiscal year, and revenue increased. In laser products from the Photonics division, as part of the Company's restructuring plan, the section handling physical- and chemical-use lasers in the Photonics division was sold off in October, resulting in a decline in sales from the previous fiscal year.

Operating income for the Information Technology field increased 23.8% from the previous fiscal year to ¥33,826 million. The operating income ratio for the Electro-Optics division was 29.2% in the first quarter, 31.8% in the second, 32.8% in the third, and 29.4% in the fourth, rising for each corresponding quarter of the previous fiscal year, and from 27.3% in the previous term to 30.8% for the full fiscal year. This was the principal reason for the notable rise in the operating income ratio for the Information Technology field.

The Electro-Optics division's net sales growth rate improved to a positive 9.8% from a negative 9.7% for the previous year. The graph labeled "Sales Growth and Profitability by Business Segment" on this page shows that the position of the circle representing this segment has moved up the vertical axis, (which shows the net sales growth


(Millions of yen)
120,000
90,000
60,000
30,000
0
2001
2002
2003
(%)
40.0
20.0
0

	2001	2002	2003
Net sales	112,341	101,496	111,461
Operating income	34,815	27,789	34,414
Operating income ratio	30.8%	27.3%	30.8%
Assets	112,257	111,806	114,877
Depreciation	10,299	12,687	13,129
Capital expenditures	15,230	13,280	10,444

Notes: 1. The operating income ratio above is calculated on net sales plus intersegment sales. Please refer to details on page 52 Segment Information.
2. Data above doesn't include Photonics division.

rate) to a level above the Company's consolidated total of 4.7%. Due to an increase of 3.5 percentage points in the operating income ratio, moreover, the circle representing the segment has moved in a positive direction to the right along the horizontal axis (representing the operating income ratio). During the period under review, this segment was able to recovery significantly the declines of the previous fiscal year, and even surpass former levels.

Capital expenditures for the Electro-Optics division were reduced by 21.4% to ¥10,444 million, the result of planned investments being held over to the next fiscal period. As a result, capital expenditures for the Information Technology field totaled ¥10,595 million. This represents 66.4% of investment for the entire Group, down 1.7 percentage points from the previous fiscal year.

Sales Growth and Profitability by Business Segment

Fiscal year ended March 31, 2003
(Compared with the previous fiscal year)


30
20
10
0
-10
-20
Sales Growth Ratio (%)
Size of circle shows the volume of operating income.
Health Care
Consolidated Basis
Vision Care
Consolidated Basis
Electro-Optics
Crystal
0
10
20
30
Operating Income Ratio (%)

Eye Care (Vision Care Division)

Net sales in the Vision Care division rose 1.3% from the previous fiscal year to ¥94,388 million. At a time when the domestic market for eyeglass lenses is shrinking, the Company managed to increase its overall share by aggressively marketing high-value-added products such as progressive focus lenses tailored to the particular characteristics of the nation or region. It also implemented strategies to increase revenue and profit, relocating its domestic mass-production facility to Thailand, and better utilizing its factories in Hungary and China. Revenue was also given a boost by the rising euro.

Operating income for the division increased 6.8% from the previous fiscal year to ¥15,398 million. The operating income ratio by quarter raised 16.8% in the first and 18.0% in the second, but fell to 13.1% in the third and 16.0% in the fourth. The ratio for the year increased from 15.5% for the previous fiscal year to 16.0%.

The net sales growth rate for the division declined from 8.1% the previous year to 1.3%, as represented by the declining position of its circle on the segment graph. However, because operating income increased from the previous term, the circle's area has increased slightly, and because the division's operating income ratio increased 0.5 percentage points the circle has shifted a little to the right along the horizontal axis.



(Millions of yen)
100,000
75,000
50,000
25,000
0
2001
2002
2003
(%)
20.0
10.0
0

	2001	2002	2003
Net sales	86,198	93,184	94,388
Operating income	10,601	14,414	15,398
Operating income ratio*	12.3%	15.5%	16.0%
Assets	83,343	92,309	98,077
Depreciation	5,987	5,516	5,578
Capital expenditures	22,287	5,259	3,935

*The operating income ratio above is calculated on net sales plus intersegment sales. Please refer to details on page 52 Segment Information.

Capital expenditures in the division totaled ¥3,935 million, including expenses for a lens processing laboratory purchased in the United States during the term.

Eye Care (Health Care Division)

Net sales in the Health Care division rose 15.6% from the previous fiscal year to ¥26,717 million. For the second consecutive fiscal year, the division's share of total net sales increased, rising to 10.9% from 9.8% in the previous fiscal year. In contact lens sales, the Company increased revenue by aggressively marketing high-value-added products such as multifocal contact lenses, undertook effective development of its retail outlets by opening new stores while scrapping and building others, and introducing a customer-oriented sales system. The Company's foldable soft-type IOL was well received by ophthalmologists and the medical community in Japan, contributing significantly to the increase in sales in this division.

Operating income for the division jumped up 48.4% from the previous fiscal year to ¥5,089 million. The operating income ratio by quarter was 16.5% in the first, 21.2% in the second, 18.6% in the third and 19.6% in the fourth. Even when the ratio of the first quarter was at its lowest point for the year, it still was greater than the highest quarterly ratio of 16.0% in the third quarter of the previous fiscal year. For the full year, the operating income ratio increased 4.7 percentage points, from 14.3% to 19.0%.

The net sales growth rate for the division rose from 14.8% in the previous fiscal year to 15.6%, and the corresponding circle for this division on the segment graph has moved upward. Strong growth during the fiscal year under review, coming on the back of significant growth in the previous fiscal year exemplifies the strong performance of this division. Also, because operating income increased markedly from the previous period, the area of the circle (representing the volume of operating income) for this division is significantly greater. The circle has also moved to the right along the horizontal axis, due to a rise in the division's sales growth ratio of 4.7 percentage points. The graph shows how this division, continuing from the previous term, has grown in terms of sales growth ratio, operating income and operating income ratio.



(Millions of yen)
30,000
22,500
15,000
7,500
0
2001
2002
2003
(%)
20.0
10.0
0

	2001	2002	2003
Net sales	20,130	23,106	26,717
Operating income	2,405	3,429	5,089
Operating income ratio*	11.1%	14.3%	19.0%
Assets	13,366	15,816	16,447
Depreciation	479	554	571
Capital expenditures	1,138	687	426

*The operating income ratio above is calculated on net sales plus intersegment sales. Please refer to details on page 52 Segment Information.

Capital expenditures in the division totaled ¥426 million.

On March 31, 2003, the hearing aid business was transferred to a third party.

Lifestyle Refinement (Crystal Division)

Net sales in the Crystal division fell 23.5% from the previous fiscal year to ¥6,719 million, due mainly to the decline in individual consumption and social gift-giving due to the economic slowdown, as well as a shrinking of the business scale implemented as part of the business reform measures aimed at restructuring the brand.

The division recorded an operating loss for the year of ¥12 million. The net sales growth ratio fell further from a negative 11.6% in the previous fiscal year to a negative 23.5%. The position on the graph of the circle representing this division has moved down the vertical axis, and on the horizontal axis representing the operating income ratio, the division's circle has moved from 0% to a negative 0.2%.

Capital expenditures in the division increased from ¥254 million in the previous fiscal year to ¥776 million. This was due mainly to, in accordance with the Company's restructuring program, the conversion of excess facilities to more appropriate functions, in order to avoid further losses.


(Millions of yen)
10,000
7,500
5,000
2,500
0
2001
2002
2003
(%)
4.0
2.0
0

	2001	2002	2003
Net sales	9,942	8,788	6,719
Operating income	285	-1	-12
Operating income ratio*	2.9%	-0.0%	-0.2%
Assets	9,828	8,684	8,409
Depreciation	552	498	302
Capital expenditures	610	254	776

*The operating income ratio above is calculated on net sales plus intersegment sales. Please refer to details on page 52 Segment Information.

Sales Growth and Profitability by Geographical Segment

Fiscal year ended March 31, 2003
(Compared with the previous fiscal year)


Size of circle shows the volume of operating income.
Europe
North America
Asia
Japan
Consolidated Basis
Consolidated Basis
Sales Growth Ratio (%)
30
20
10
0
-10
-20
Operating Income Ratio (%)
0
5
10
15
20
25
30

Capital Expenditures


(Millions of yen)
40,000
30,000
20,000
10,000
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Capital expenditures (Millions of yen)	13,654	17,770	39,673	19,585	15,948

Research and Development Expenses


(Billions of yen)
10.0
7.5
5.0
2.5
0
1999
2000
2001
2002
2003
(%)
4.0
3.0
2.0
1.0
0

	1999	2000	2001	2002	2003
R&D expenses (Billions of yen)	7.8	7.7	7.3	7.3	8.7
R&D expenses/net sales (%)	3.9	3.8	3.1	3.1	3.5

Group Employees by Region


(% of total)
100
75
50
25
0
1999
2000
2001
2002
2003
43.7
43.0
45.0
48.2
52.4
14.0
19.3
15.4
15.8
14.8
12.2
11.3
10.3

	1999	2000	2001	2002	2003
Total	9,414	10,651	12,966	13,311	14,023
Japan	3,667	3,595	3,553	3,282	3,150
Asia	4,117	4,579	5,838	6,411	7,346
Europe	1,314	2,055	2,000	2,102	2,082
North America	316	422	1,575	1,516	1,445

Financial Position

Cash and cash equivalents increased 14.1% to ¥75,694 million. This was primarily due to increases in sales from the Electro-Optics and Health Care divisions, and a decline in capital expenditures. As a result, current assets increased 5.1% from the previous fiscal year to ¥178,154 million. Non-current assets declined 11.4% to ¥96,135 million due to postponement of investment plans to the next fiscal year for the Electro-Optics division, and a decrease of deferred tax assets. Total assets declined 1.4% to ¥274,289 million.

Current liabilities fell 2.5% from the previous fiscal year to ¥47,889 million, the result of significant falls in short-term loans payable (down 32.4%) and income taxes payable (down 46.4%). Long-term liabilities dropped markedly 79.2% to ¥1,997 million, due to elimination of employees' retirement benefits because the contributory funded pension plan was dissolved and unfunded retirement benefit plan was abolished in the fiscal year under review. Total liabilities declined 15.1% to ¥49,886 million. The Company's degree of indebtedness edged down 0.6 percentage points to 0.8%, as interest-bearing debt was reduced by ¥1,656 million to ¥2,292 million.

Retained earnings increased 6.9% to ¥216,272 million. The foreign currency translation adjustment, which is a debit item against equity, increased ¥1,847 million to ¥7,178 million, while treasury stock increased ¥7,036 million to ¥7,053, leading to a rise in total shareholders' equity from ¥219,180 million in the previous term to ¥224,219 million. The equity ratio rose from 78.8% to 81.7%.


Total Assets,
Shareholders' Equity and
Shareholders' Equity Ratio
(Millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
1999
2000
2001
2002
2003
(%)
85
80
75
70
65
60

	1999	2000	2001	2002	2003
Total assets (Millions of yen)	224,335	239,341	267,611	278,068	274,289
Shareholders' equity (Millions of yen) ▭	158,473	175,146	195,333	219,180	224,219
Shareholders' equity ratio(%) •····	70.7	73.2	73.0	78.8	81.7


Profitability
(%)
20
16
12
8
4
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Return on equity [ROE](%) ○····	11.6	12.4	11.8	11.5	9.0
Ordinary income/total assets (%) •····	14.7	15.3	19.0	16.8	18.4
Return on assets [ROA](%) ○—	7.8	8.9	8.6	8.7	7.3

Cash Flows

Net cash provided by operating activities totaled ¥38,390 million, a decrease by ¥2,633 million from the previous fiscal year. Based on the performance results recorded in the consolidated balance sheets and statements of income, this was chiefly composed of income before income taxes and minority interests of ¥28,743 million (decreased by ¥8,845 million), depreciation and amortization of ¥19,792 million (increased by ¥156 million), reversal of accrued retirement benefits of ¥7,256 million (increased by ¥6,063 million), and payment of ¥11,509 million in income taxes (decreased by ¥3,886 million).

Net cash used in investing activities was ¥13,583 million, a decrease by ¥6,071 million from the previous fiscal year. The principal factor affecting cash was expenditures for acquisition of property, plant and equipment, mainly for investment in next-generation products in the Electro-Optics division, totaling ¥14,213 million (decreased by ¥4,788 million from the previous fiscal year).

Net cash used in financing activities totaled ¥14,548 million, an increase by ¥6,362 million from the previous fiscal year. The main uses of cash were expenditures for repayment of debt of ¥1,699 million (decreased by ¥149 million), acquisition of treasury stock of ¥7,036 million (increased by ¥7,008 million), and dividends paid of ¥5,813 million (decreased by ¥599 million).

As a result, cash and cash equivalents at the end of the year increased ¥9,373 million from the beginning of the fiscal year to ¥75,694 million.


Cash Flows
(Millions of yen)
60,000
50,000
40,000
30,000
20,000
10,000
0
1999
2000
2001
2002
2003

	1999	2000	2001	2002	2003
Depreciation and amortization(Millions of yen)	18,234	16,051	32,138	20,105	19,792
Net income (Millions of yen)	17,837	20,716	21,860	23,741	20,038
Cash flows (Millions of yen)	36,071	36,767	53,998	43,846	39,830


Quarterly Cash Flows
1st quarter of 2002
to 4th quarter of 2003
(Millions of yen)
15,000
10,000
5,000
0
-5,000
2002-1Q
2002-2Q
2002-3Q
2002-4Q
2003-1Q
2003-2Q
2003-3Q
2003-4Q

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
Depreciation and amortization(Millions of yen)	4,435	4,718	4,932	6,020	4,823	4,887	5,021	5,061
Net income (Millions of yen)	7,468	6,192	5,142	4,939	6,869	7,977	-2,125	7,317
Cash flows (Millions of yen)	11,903	10,910	10,074	10,959	11,692	12,864	2,896	12,378

Stock Price Data



(Times)
100
80
60
40
20
0
1999
2000
2001
2002
2003
(Yen)
10,000
8,000
6,000
4,000
2,000
0

		1999	2000	2001	2002	2003
Price earnings ratio (Times)	○····	44.47	55.03	43.73	44.50	41.79
Price cash flow ratio (Times)	●····	21.63	30.64	17.55	23.94	20.83
Price book value ratio (Times)	○——	4.93	6.44	4.86	4.79	3.68
Stock price at fiscal year-end (Yen)	●——	6,720	9,700	8,160	9,040	7,150

Common Stock Price Range and Trading Volume



Stock price (Yen)
12,000
10,000
8,000
6,000
4,000
2,000
0
FY2002
FY2003
Trading volume
(Thousand shares)
18,000
15,000
12,000
9,000
6,000
3,000
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3
(Month)

Dividend Per Share



(Yen)
60
50
40
30
20
10
0
1999
2000
2001
2002
2003

		1999	2000	2001	2002	2003
Period-end dividend (Yen)		16.00	19.00	30.00	25.00	25.00
Interim dividend (Yen)	▭	14.00	16.00	20.00	25.00	25.00
Total dividend (Yen)		30.00	35.00	50.00	50.00	50.00

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel :+81-3-3457-7321
Fax :+81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Hoya Corporation:

We have audited the accompanying consolidated balance sheets of Hoya Corporation and consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hoya Corporation and consolidated subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles and practices generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 20, 2003

Consolidated Balance Sheets

Hoya Corporation and Consolidated Subsidiaries
March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	2003	2002	2003
CURRENT ASSETS:			
Cash and cash equivalents	¥ 75,694	¥ 66,321	$ 630,783
Notes and accounts receivable:			
Associated companies (Note 14)	720	238	6,000
Other—trade (Note 5)	58,776	58,924	489,800
Other	2,054	2,570	17,117
Allowance for doubtful receivables	(1,299)	(1,393)	(10,825)
Income taxes refund receivable (Note 11)	3,900	127	32,500
Inventories (Note 6)	32,361	35,596	269,675
Deferred tax assets (Note 11)	3,970	3,615	33,083
Prepaid expenses and other current assets (Note 14)	1,978	3,589	16,484
Total current assets	178,154	169,587	1,484,617
PROPERTY, PLANT AND EQUIPMENT:			
Land	9,326	9,445	77,717
Buildings and structures	52,520	54,135	437,667
Machinery and vehicles	140,620	138,252	1,171,833
Furniture and equipment	20,782	20,543	173,183
Construction in progress	2,636	4,129	21,967
Total	225,884	226,504	1,882,367
Accumulated depreciation	(148,647)	(141,232)	(1,238,725)
Net property, plant and equipment	77,237	85,272	643,642
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 4)	787	1,055	6,558
Investments in and advances to associated companies (Note 7)	4,977	4,761	41,475
Goodwill	1,744	887	14,533
Software	2,385	2,529	19,875
Rental deposits	2,438	2,907	20,317
Deferred charges	412	429	3,433
Long-term accounts receivable	1,677	1,573	13,975
Deferred tax assets (Note 11)	3,211	7,411	26,758
Other assets	2,978	3,237	24,817
Allowance for doubtful receivables	(1,711)	(1,580)	(14,258)
Total investments and other assets	18,898	23,209	157,483
TOTAL	¥274,289	¥278,068	$2,285,742

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 1) 2003
CURRENT LIABILITIES:			
Short-term bank loans (Note 8)	¥ 2,251	¥ 3,306	$ 18,758
Current portion of long-term bank loans (Note 8)	34	73	283
Notes and accounts payable:			
Associated companies (Note 14)	38	29	317
Other—trade	20,368	19,889	169,733
Construction and other	6,311	5,568	52,592
Income taxes payable (Note 11)	2,609	4,868	21,742
Accrued bonuses to employees	3,512	3,882	29,267
Accrued expenses	10,937	9,488	91,141
Other current liabilities (Note 14)	1,829	2,011	15,242
Total current liabilities	47,889	49,114	399,075
LONG-TERM LIABILITIES:			
Long-term bank loans, less current portion (Note 8)	7	569	58
Liability for retirement benefits (Note 9)	316	7,566	2,634
Other long-term liabilities	1,674	1,483	13,950
Total long-term liabilities	1,997	9,618	16,642
MINORITY INTERESTS	184	156	1,533
CONTINGENT LIABILITIES (Notes 13 and 15)			
SHAREHOLDERS' EQUITY (Notes 10 and 17):			
Common stock— authorized, 320,000,000 shares; issued, 116,124,405 shares	6,264	6,264	52,200
Capital surplus	15,899	15,899	132,492
Retained earnings	216,272	202,255	1,802,267
Net unrealized gain on available-for-sale securities	15	110	125
Foreign currency translation adjustments	(7,178)	(5,331)	(59,817)
Total	231,272	219,197	1,927,267
Treasury stock—at cost, 951,050 shares in 2003 and 2,059 shares in 2002	(7,053)	(17)	(58,775)
Total shareholders' equity	224,219	219,180	1,868,492
TOTAL	¥274,289	¥278,068	$2,285,742

Consolidated Statements of Income

Hoya Corporation and Consolidated Subsidiaries

Years Ended March 31, 2003, 2002 and 2001

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2002	2001	2003
NET SALES (Notes 13 and 14)	¥246,293	¥235,265	¥236,802	$2,052,442
COST OF SALES (Notes 13 and 14)	133,275	134,258	135,319	1,110,625
Gross profit	113,018	101,007	101,483	941,817
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Notes 12, 13 and 14)	60,035	57,109	56,355	500,292
Operating income	52,983	43,898	45,128	441,525
OTHER INCOME (EXPENSES):				
Interest and dividend income	624	490	587	5,200
Interest expense	(374)	(617)	(926)	(3,117)
Foreign exchange gains (losses)—net	(1,252)	1,033	680	(10,434)
Gain on sales of investment securities	109	137	126	908
Gain on sales of property, plant and equipment	725	336	268	6,042
Gain on transfer of business (Note 3)	488			4,067
Loss on sales of investment securities	(7)	(3,118)	(364)	(58)
Loss on write-down of investment securities	(111)	(479)	(1,214)	(925)
Loss on disposal of property, plant and equipment	(1,947)	(1,529)	(986)	(16,225)
Equity in earnings of associated companies	418	533	1,865	3,483
Amortization of goodwill (Note 3)		(469)	(14,347)	
Additional expense incurred to discontinued contributory funded pension plan	(14,949)			(124,575)
Additional expense incurred to discontinued unfunded retirement benefit plan	(351)			(2,925)
Additional retirement benefits paid to employees	(3,691)	(1,996)	(176)	(30,758)
Temporary plant closure expenses	(463)	(778)		(3,858)
Other income (expenses)—net	(3,459)	147	867	(28,825)
Other expenses—net	(24,240)	(6,310)	(13,620)	(202,000)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	28,743	37,588	31,508	239,525
INCOME TAXES (Note 11):				
Current	5,648	12,002	14,720	47,066
Deferred	3,029	1,745	(5,170)	25,242
Total income taxes	8,677	13,747	9,550	72,308
MINORITY INTERESTS IN NET INCOME	(28)	(100)	(98)	(234)
NET INCOME	¥ 20,038	¥ 23,741	¥ 21,860	$ 166,983

	Yen			U.S. Dollars
	2003	2002	2001	2003
PER SHARE OF COMMON STOCK (Note 17):				
Basic net income	¥ 171.10	¥203.15	¥186.60	$1.43
Diluted net income	171.08			1.43
Cash dividends applicable to the year	50.00	50.00	50.00	0.42

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Hoya Corporation and Consolidated Subsidiaries

Years Ended March 31, 2003, 2002 and 2001

	Issued Number of Shares of Common Stock	Millions of Yen					
		Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain(Loss) on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, APRIL 1, 2000	116,124,405	¥6,264	¥15,899	¥168,106		¥(15,105)	¥ (18)
Adjustment of retained earnings for reorganization of consolidated subsidiaries to branches (Note 3)				(820)			
Adjustment of retained earnings for newly consolidated subsidiaries				(7)			
Net income				21,860			
Appropriations:							
Cash dividends, ¥39.00 per share				(4,529)			
Bonuses to directors				(249)			
Net increase in unrealized loss on available-for-sale securities					¥(516)		
Net increase in foreign currency translation adjustments						4,430	
Net decrease in treasury stock (1,838 shares)							18
BALANCE, MARCH 31, 2001	116,124,405	6,264	15,899	184,361	(516)	(10,675)	(0)
Adjustment of retained earnings for merger of unconsolidated subsidiaries (Note 3)				667			
Adjustment of retained earnings for accounting changes at foreign subsidiaries				66			
Net income				23,741			
Appropriations:							
Cash dividends, ¥55.00 per share				(6,387)			
Bonuses to directors				(193)			
Net increase in unrealized gain on available-for-sale securities					626		
Net increase in foreign currency translation adjustments						5,344	
Net increase in treasury stock (2,029 shares)							(17)
BALANCE, MARCH 31, 2002	116,124,405	6,264	15,899	202,255	110	(5,331)	(17)
Adjustment of retained earnings for merger of unconsolidated subsidiaries (Note 3)				(66)			
Net income				20,038			
Appropriations:							
Cash dividends, ¥50.00 per share				(5,806)			
Bonuses to directors				(149)			
Net decrease in unrealized gain on available-for-sale securities					(95)		
Net decrease in foreign currency translation adjustments						(1,847)	
Net increase in treasury stock (948,991 shares)							(7,036)
BALANCE, MARCH 31, 2003	116,124,405	¥6,264	¥15,899	¥216,272	¥ 15	¥ (7,178)	¥(7,053)

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, MARCH 31, 2002	$52,200	$132,492	$1,685,458	$ 917	$(44,425)	$ (142)
Adjustment of retained earnings for merger of unconsolidated subsidiaries (Note 3)			(550)			
Net income			166,983			
Appropriations:						
Cash dividends, $0.42 per share			(48,383)			
Bonuses to directors			(1,241)			
Net decrease in unrealized gain on available-for-sale securities				(792)		
Net decrease in foreign currency translation adjustments					(15,392)	
Net increase in treasury stock (948,991 shares)						(58,633)
BALANCE, MARCH 31, 2003	$52,200	$132,492	$1,802,267	$ 125	$(59,817)	$(58,775)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Hoya Corporation and Consolidated Subsidiaries

Years Ended March 31, 2003, 2002 and 2001

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2002	2001	2003
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	¥28,743	¥37,588	¥31,508	$239,525
Adjustments for:				
Income taxes—paid	(11,509)	(15,395)	(13,421)	(95,908)
Depreciation and amortization	19,792	19,636	17,791	164,933
Amortization of goodwill		469	14,347	
Provision for (reversal of) allowance for doubtful receivables	(6)	(1,530)	605	(50)
Provision for (reversal of) accrued bonuses to employees	(360)	(191)	87	(3,000)
Reversal of accrued retirement benefits	(7,256)	(1,193)	(798)	(60,467)
Provision for (reversal of) reserve for periodic repairs	(367)	243	(59)	(3,058)
Losses on write-down of investment securities	111	479	1,214	925
Gain on sales of investment securities	(109)	(137)	(126)	(908)
Gain on sales of property, plant and equipment	(725)	(336)	(268)	(6,042)
Loss on sales of investment securities	7	3,118	364	58
Loss on disposal of property, plant and equipment	1,947	1,529	986	16,225
Foreign exchange loss (gain)	706	(305)	(753)	5,883
Bonuses to directors	(150)	(195)	(251)	(1,250)
Equity in earnings of associated companies	(418)	(533)	(1,865)	(3,483)
Gain on transfer of business	(488)			(4,067)
Other	842	632	363	7,017
Changes in assets and liabilities:				
Decrease (increase) in notes and accounts receivable	628	(915)	(6,146)	5,234
Decrease (increase) in inventories	3,208	2,861	(1,749)	26,733
Decrease (increase) in interest and dividend receivable	(80)	194	463	(667)
Decrease (increase) in other current assets	2,060	272	(510)	17,167
Increase (decrease) in notes and accounts payable	555	(4,180)	1,544	4,625
Increase (decrease) in interest payable	12	1	(32)	100
Increase (decrease) in other current liabilities	1,247	(1,089)	(556)	10,392
Total adjustments	9,647	3,435	11,230	80,392
Net cash provided by operating activities	38,390	41,023	42,738	319,917
INVESTING ACTIVITIES:				
Proceeds from sales of investment securities	321	1,631	1,972	2,675
Purchases of investment securities	(346)	(119)	(2,706)	(2,883)
Payment for purchase of consolidated subsidiaries, net of cash acquired	(1,301)	(785)	(16,409)	(10,842)
Proceeds from sales of property, plant and equipment	2,254	480	695	18,783
Purchases of property, plant and equipment	(14,213)	(19,001)	(21,589)	(118,442)
Decrease in other assets	563	557	1,246	4,692
Increase in other assets	(1,755)	(2,417)	(2,675)	(14,625)
Proceeds from transfer of business	894			7,450
Net cash used in investing activities	(13,583)	(19,654)	(39,466)	(113,192)
FINANCING ACTIVITIES:				
Net decrease in short-term borrowings	(1,265)	(1,722)	(83)	(10,541)
Proceeds from long-term bank loans		91	308	
Repayments of long-term bank loans	(434)	(126)	(222)	(3,617)
Proceeds from sales of treasury stock		11	363	
Payments for purchases of treasury stock	(7,036)	(28)	(348)	(58,633)
Dividends paid	(5,813)	(6,412)	(4,582)	(48,442)
Net cash used in financing activities	(14,548)	(8,186)	(4,564)	(121,233)

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2002	2001	2003
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	¥10,259	¥13,183	¥(1,292)	$ 85,492
CASH AND CASH EQUIVALENTS INCREASED BY MERGED UNCONSOLIDATED SUBSIDIARIES	41	290		341
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR			36	
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(927)	1,150	1,299	(7,725)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	66,321	51,698	51,655	552,675
CASH AND CASH EQUIVALENTS, END OF YEAR	¥75,694	¥66,321	¥51,698	$ 630,783
NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Increase in assets and liabilities due to merger of unconsolidated subsidiaries:				
Assets (primarily inventory and property)	¥ 82	¥ 1,168		$ 683
Liabilities (primarily trade payables)	(37)	(196)		(308)
Increase in assets and liabilities due to consolidation of a subsidiary previously unconsolidated:				
Assets (primarily inventory and property)			¥ 453	
Liabilities (primarily trade payables)			(423)	
ADDITIONAL INFORMATION:				
Assets acquired and liabilities assumed in acquisition:				
Assets acquired	¥ 262	¥ 1,211	¥ 3,847	$ 2,184
Goodwill	1,132	469	14,185	9,433
Consolidated goodwill		335		
Liabilities assumed	(93)	(805)	(1,623)	(775)
Minority interests		(147)		
Investments in associated companies		(278)		
Cash paid, net of cash acquired	¥ 1,301	¥ 785	¥16,409	$ 10,842
Decrease in assets and liabilities due to transfer of business:				
Assets (primarily property and rental deposits)	¥ 434			$ 3,617
Liabilities (primarily deposit recieved)	28			233

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Hoya Corporation and Consolidated Subsidiaries

N°» 1 BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Hoya Corporation (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥120 to U.S.$1, the approximate rate of exchange at March 31, 2003. Such translation should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Certain reclassifications have been made in the 2002 and 2001 consolidated financial statements to conform to the classifications used in 2003. These reclassifications had no effect on previously reported net income.

N°» 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation

The consolidated financial statements as of March 31, 2003 include the accounts of the Company and its 52 (51 in 2002 and 46 in 2001) significant subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in 2 (2 in 2002 and 4 in 2001) associated companies in 2003 are accounted for by the equity method. Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The differences between the cost and underlying net equity of investment in consolidated subsidiaries and associated companies accounted for by the equity method are charged to income when incurred, except that goodwill of some subsidiaries acquired in Europe is being amortized on a straight-line basis over a period of 5 years and the amortized amount is included in other expenses.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group are eliminated.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper and mutual funds investing in bonds, all of which mature or become due within three months of the date of acquisition.

c. Inventories

Inventories are primarily stated at cost, cost being determined principally by the average method.

d. Investment Securities

Investment securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its consolidated domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to buildings of the Company and its domestic subsidiaries, and to all property, plant and equipment of consolidated foreign subsidiaries. The net book value of tangible fixed assets depreciated by the straight-line method was approximately 44.6% of total tangible fixed assets in 2003 and 42.8% in 2002. The ranges of useful lives are from 10 to 50 years for buildings and structures and from 5 to 10 years for machinery and vehicles.

f. Intangible Assets

Intangible assets are carried at cost less accumulated amortization, which are calculated by the straight-line method. Amortization of software is calculated by the straight-line method over 5 years.

g. Retirement Benefits

The Company and certain consolidated subsidiaries had contributory funded pension plan and unfunded retirement benefit plan which covered substantially all of their employees.

Effective April 1, 2000, the Company and domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation of ¥3,166 million, determined as of April 1, 2000, was being amortized over 15 years and presented as other expense in the consolidated statements of income.

For the year ended March 31, 2003 the contributory funded pension plan was dissolved and unfunded retirement benefit plan was abolished. The remaining balance of transitional obligation at the dissolution of contributory funded pension plan and the abolishment of unfunded retirement benefit plan was charged to income.

The annual provision for accrued retirement benefits for directors and corporate auditors of the Company and its consolidated domestic subsidiaries is also calculated to state the liability at the amount that would be required if all directors and corporate auditors retired at each balance sheet date. The provisions for the retirement benefits are not funded.

h. Research and Development Expenses

Research and development expenses are charged to income when incurred.

i. Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

j. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of Retained Earnings

Appropriations of retained earnings at each year end are reflected in the consolidated financial statements for the following year upon shareholders' approval.

l. Foreign Currency Transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income to the extent that they are not hedged by forward exchange contracts.

m. Foreign Currency Financial Statements

The balance sheet accounts of the consolidated overseas subsidiaries and associated companies are translated into Japanese yen at the current exchange rates as of the balance sheet dates except for shareholders' equity, which is translated at historical exchange rates. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated overseas subsidiaries and associated companies are translated into Japanese yen at the monthly average exchange rates.

n. Derivatives and Hedging Activities

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange. Foreign exchange forward contracts are utilized by the Group to reduce foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statements of income and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign exchange exposures for export sales are measured at the fair value and the unrealized gains/losses are recognized in income. Forward contracts applied for forecasted (or committed) transactions are also measured at the fair value but the unrealized gains/losses are deferred until the underlying transactions are completed.

Long-term debt denominated in foreign currencies for which foreign exchange forward contracts are used to hedge the foreign currency fluctuations are translated at the contracted rate if the forward contracts qualify for hedge accounting.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expenses or income.

o. Per Share Information

Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if the outstanding stock options were exercised into common stock. Diluted net income per share of common stock assumes full exercise of the outstanding stock options at the beginning of the year (or at the time of grant). Basic net income and diluted net income per share for the years ended March 31, 2003, 2002 and 2001 are computed in accordance with the new standard.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

Nº»3 REORGANIZATION

(i) Reorganization of Subsidiaries to the Company's Branches

On April 1, 2000, the Company purchased ORI Group which consisted of 11 companies in the United States for ¥15,896 million and on October 31, 2000, Midwest Optical Laboratories, Inc. ("MOL") for ¥513 million. ORI Group, MOL and a newly established American company consisted of Hoya Optical Laboratories, Inc. ("HOL") and 12 consolidated subsidiaries, which had been wholly owned American subsidiaries of HOL.

On March 1, 2001, the Company reorganized HOL and the 12 consolidated subsidiaries to the Company's branches. Due to the reorganization, goodwill of ¥15,167 million was recorded and subsequently ¥14,347 million was charged to income. Also an adjustment of retained earnings for the reorganization of consolidated subsidiaries to branches was recorded in the amount of ¥820 million as an adjustment to income from April 1, 2000 to February 28, 2001 for HOL and subsidiaries.

(ii) Reorganization of Subsidiaries

On September 30, 2001, the Company purchased the minority interest of Hoya Optikslip AB ("HOSL") in Sweden for ¥384 million to become a wholly owned consolidated subsidiary. Previously, HOSL had been accounted for by the equity method.

On October 1, 2001, Welfare Corporation, which had been a wholly owned unconsolidated subsidiary of the Company, was merged into Hoya Healthcare Corporation ("HHC"). On January 1, 2002, Welfare Corporation was then split up from HHC.

On February 1, 2002, the Company purchased Eagle Optics, Inc. in the United States for ¥474 million.

On March 31, 2002, the Company increased its ownership of Thai Hoya Lens Ltd. to become a consolidated subsidiary, which had been accounted for by the equity method.

(iii) Merger of the Company with Subsidiaries

On March 1, 2003, the Company purchased Hoya Lens of Chicago, Inc. in the United States for ¥1,301 million ($10,842 thousand). On March 1, 2003, the Company merged with Hoya Techno Process Corporation and two other companies, which had been wholly owned unconsolidated subsidiaries of the Company.

(iv) Transfer of Business

On March 31, 2003, a part of hearing aid business in Eye-Care field was transferred to a third party.

N°»4 INVESTMENT SECURITIES

Investment securities as of March 31, 2003 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Marketable equity securities	¥171	¥ 589	$1,425
Non-marketable equity securities	616	466	5,133
Total	¥787	¥1,055	$6,558

The carrying amounts and aggregate fair values of marketable equity securities at March 31, 2003 and 2002 were as follows:

	March 31, 2003			
	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale—Equity securities	¥ 145	¥ 39	¥13	¥171

	March 31, 2002			
	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale—Equity securities	¥ 400	¥203	¥14	¥589

	March 31, 2003			
	Thousands of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale—Equity securities	$1,208	$325	$108	$1,425

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2003 and 2002 were as follows:

	Carrying amount		
	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Equity securities	¥616	¥466	$5,133
Total	¥616	¥466	$5,133

Proceeds from sales of available-for-sale securities for the years ended March 31, 2003, 2002 and 2001 were ¥321 million ($2,675 thousand), ¥1,631 million and ¥1,972 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥109 million ($908 thousand) and ¥7 million ($58 thousand), respectively, for the year ended March 31, 2003, and ¥137 million and ¥3,118 million, respectively, for the year ended March 31, 2002, and ¥126 million and ¥364 million, respectively, for the year ended March 31, 2001.

N°»5 NOTES RECEIVABLE

Notes receivable are reduced when cash is recorded. Due to the fact that the year end fell on a holiday, notes receivable, whose maturity were March 31, 2002 of ¥1,512 million, were included in notes receivable.

N°»6 INVENTORIES

Inventories at March 31, 2003 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Finished products and merchandise	¥14,201	¥14,652	$118,342
Semi-finished products and work in process	7,713	9,174	64,275
Raw materials	5,675	6,720	47,291
Supplies	4,772	5,050	39,767
Total	¥32,361	¥35,596	$269,675

N°»7 INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in and advances to associated companies at March 31, 2003 and 2002 were as follows :

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Investments	¥4,953	¥4,761	$41,275
Advances (Long-term loan receivable)	24		200
Total	¥4,977	¥4,761	$41,475

N°»8 SHORT-TERM BANK LOANS AND LONG-TERM BANK LOANS

Short-term bank loans at March 31, 2003 and 2002 consisted of notes to banks and bank overdrafts. The annual interest rates applicable to the short-term bank loans ranged from 2.70% to 5.36% and 0.33% to 11.16% at March 31, 2003 and 2002, respectively.

Long-term debt as of March 31, 2003 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
6.89% unsecured Euro-denominated loans, due through 2005	¥ 38	¥ 62	$ 316
3.724% unsecured Euro-denominated loans, due through 2004		380	
5.9%-6.2% unsecured Swedish krona-denominated loans, due through 2007		173	
Other loans	3	27	25
Total	41	642	341
Less current portion	(34)	(73)	(283)
Long-term bank loans, less current portion	¥ 7	¥569	$ 58

Annual maturities of long-term bank loans as of March 31, 2003 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2004	¥34	$283
2005	7	58
Total	¥41	$341

Nº»9 RETIREMENT BENEFITS AND PENSION PLANS

The Company and certain consolidated domestic subsidiaries had two types of pension plans for employees; a non-contributory and a contributory funded pension plan. The Company and certain domestic subsidiaries have severance payment plans for directors and corporate auditors.

For the year ended March 31, 2003 the contributory funded pension plan was dissolved and the unfunded retirement benefit plan was abolished.

The liability for employees' retirement benefits at March 31, 2002 consisted of the following:

	Millions of Yen
	2002
Projected benefit obligation	¥ 66,510
Fair value of plan assets	(37,126)
Unrecognized prior service cost	1,696
Unrecognized actuarial loss	(27,757)
Unrecognized transitional obligation	2,745
Prepaid pension cost	1,244
Net liability	¥ 7,312

The components of net periodic benefit costs for the years ended March 31, 2003, 2002 and 2001 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Service cost	¥ 1,695	¥1,667	¥1,798	$ 14,125
Interest cost	1,234	1,879	1,810	10,283
Expected return on plan assets	(1,523)	(2,194)	(2,568)	(12,692)
Amortization of prior service cost	(122)	(163)	(83)	(1,017)
Recognized actuarial loss	1,781	1,021		14,842
Amortization of transitional obligation	(157)	(210)	(210)	(1,308)
Total	2,908	2,000	747	24,233
Additional expense incurred to discontinue contributory funded pension plan	14,949			124,575
Additional expense incurred to discontinue unfunded retirement benefit plan	351			2,925
Additional retirement benefits paid to employees	3,691	1,996	176	30,758
Net periodic benefit costs	¥21,899	¥3,996	¥923	$182,491

Additional expense incurred to discontinue contributory funded pension plan is the remaining liability exceeding liability for retirement benefit at the dissolution of the plan.

Additional expense incurred to discontinue unfunded retirement benefit plan is equal to the difference between retirement benefits paid to employees due to abolishment and the recorded liability for retirement benefits.

Assumptions used for the years ended March 31, 2003, 2002 and 2001 are set forth as follows:

	2003	2002	2001
Discount rate		2.5%	3.5%
Expected rate of return on plan assets	5.5%	5.5%	5.5%
Amortization period of prior service cost	12 years	12 years	12 years
Recognition period of actuarial gain/loss	12 years	12 years	12 years
Amortization period of transitional obligation	15 years	15 years	15 years

Remaining balances of prior service cost, actuarial gain/loss and transitional obligation were charged to income when the contributory funded pension plan was dissolved and unfunded retirement benefit plan was abolished for the year ended March 31, 2003.

Accrued retirement benefits for directors and corporate auditors of the Company and its consolidated domestic subsidiaries are paid subject to approval of the shareholders in accordance with the Japanese Commercial Code (the "Code"). Accrued retirement benefits recorded in the accompanying consolidated balance sheets at March 31, 2003 represents the accrued retirement benefits for directors and corporate auditors and accrued retirement benefits at March 31, 2002, included amounts for directors and corporate auditors in the amount of ¥254 million.

N°» 10 SHAREHOLDERS' EQUITY

Japanese companies are subject to the Code to which certain amendments became effective from October 1, 2001.
The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥142,630 million ($1,188,583 thousand) as of March 31, 2003, based on the amount recorded in the Company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On June 21, 2002, the Company's shareholders approved a stock option plan for the Group's directors and key employees. Under the plan, 936 thousand options were granted to them to purchase shares of the Company's common stock during the exercise period from October 1, 2003 to September 30, 2007. The options were granted at an exercise price of ¥7,670 ($64).

N°» 11 INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.7% for the years ended March 31, 2003, 2002 and 2001.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2003 and 2002 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Current:			
Deferred tax assets:			
Accrued bonuses to employees	¥1,361	¥1,090	$11,342
Amortization of goodwill	1,265	1,266	10,542
Inventories—intercompany unrealized profits	830	921	6,917
Accrued enterprise taxes	77	351	641
Other	772	622	6,433
Total	4,305	4,250	35,875
Deferred tax liabilities:			
Enterprise taxes refund receivable	335		2,792
Prepaid pension cost		518	
Other		117	
Total	335	635	2,792
Net deferred tax assets	¥3,970	¥3,615	$33,083
Non-current:			
Deferred tax assets:			
Amortization of goodwill	¥1,589	¥2,910	$13,242
Devaluation of property, plant and equipment and software	913	677	7,608
Allowance for doubtful receivables	401	247	3,341
Accrued retirement benefits		2,548	
Other	1,383	2,254	11,525
Total	4,286	8,636	35,716
Deferred tax liabilities:			
Reserves for special depreciation and other	894	1,001	7,450
Other	181	224	1,508
Total	1,075	1,225	8,958
Net deferred tax assets	¥3,211	¥7,411	$26,758

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Normal effective statutory tax rate	41.7%	41.7%	41.7%
Lower income tax rates applicable to income in certain foreign countries	(13.5)	(5.2)	(12.1)
Expenses not permanently deductible for income tax purposes	0.6	0.5	0.8
Per capita portion	0.4	0.3	0.4
Non-taxable dividend income	(2.1)	(3.9)	(3.8)
Intercompany cash dividend	2.1	3.8	3.8
Adjustments of deferred tax assets and liabilities due to change the normal effective statutory tax rate	0.3		
Other—net	0.7	(0.6)	(0.5)
Actual effective tax rate	30.2%	36.6%	30.3%

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from approximately 41.7% to 40.4%, effective for years beginning April 1, 2004. The effect of this change on deferred taxes in the consolidated statements of income for the year ended March 31, 2003 was a decrease of approximately ¥94 million ($783 thousand).

N°» 12 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses charged to income for the years ended March 31, 2003, 2002 and 2001 were ¥6,843 million ($57,025 thousand), ¥5,511 million and ¥5,161 million, respectively.

N°» 13 LEASES

Income from equipment leases for the years ended March 31, 2002, and 2001 was ¥4 million and ¥38 million, respectively.

The Group leases certain machinery, computer equipment, office space and other assets. Total rental expenses for the years ended March 31, 2003, 2002 and 2001 were ¥7,967 million ($66,392 thousand), ¥8,739 million and ¥8,352 million, including ¥1,344 million ($11,200 thousand), ¥1,413 million and ¥1,745 million of lease payments under finance leases, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance lease, depreciation expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2003 and 2002 was as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2003			2002			2003		
	Machinery and Vehicles	Furniture and Equipment	Total	Machinery and Vehicles	Furniture and Equipment	Total	Machinery and Vehicles	Furniture and Equipment	Total
Acquisition cost	¥3,571	¥3,305	¥6,876	¥2,966	¥3,975	¥6,941	$29,758	$27,542	$57,300
Accumulated depreciation	1,904	2,025	3,929	1,470	2,282	3,752	15,867	16,875	32,742
Net leased property	¥1,667	¥1,280	¥2,947	¥1,496	¥1,693	¥3,189	$13,891	$10,667	$24,558

The imputed interest expense portion as lessee is included in the above acquisition cost.

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Due within one year	¥1,191	¥1,235	$ 9,925
Due after one year	1,756	1,954	14,633
Total	¥2,947	¥3,189	$24,558

The imputed interest expense portion as lessee is included in the above obligations under finance leases.

Depreciation expense for lessee, which is not reflected in the accompanying consolidated statements of income, computed by the straight-line method was ¥1,344 million ($11,200 thousand), ¥1,413 million and ¥1,745 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Depreciation expense for lessor, which is reflected in the accompanying consolidated statements of income, computed by the straight-line method was ¥3 million and ¥36 million for the years ended March 31, 2002 and 2001, respectively.

The minimum rental commitments under noncancellable operating leases at March 31, 2003 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Due within one year	¥ 99	$ 825
Due after one year	1,137	9,475
Total	¥1,236	$10,300

N°» 14 RELATED PARTY TRANSACTIONS

Transactions of the Group with unconsolidated subsidiaries and associated companies for the years ended March 31, 2003, 2002 and 2001 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Sales	¥530	¥1,029	¥1,472	$4,417
Purchases	337	536	436	2,808
Selling, general and administrative expenses		36	190	
Other income—net	109	217	271	908

The balances due to or from these associated companies at March 31, 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Notes and accounts receivable	¥720	¥238	$6,000
Other current assets	1	6	8
Notes and accounts payable	38	29	317
Other current liabilities	4		33

Transactions of the Group with a director, his immediate family and two related companies as of and for the years ended March 31, 2003, 2002 and 2001 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003
Sales			¥12	
Selling, general and administrative expenses	¥7	¥7	7	$58

N°» 15 CONTINGENT LIABILITIES

At March 31, 2003, the Group had the following contingent liabilities:

	Millions of Yen	Thousands of U.S. Dollars
	2003	2003
Guarantees of borrowings and lease obligations for customers	¥456	$3,800
Guarantees of borrowings for the Group's employees	30	250
Total	¥486	$4,050

N°» 16 DERIVATIVES

The Group enters into foreign currency forward contracts to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies.

All derivative transactions are entered into to hedge foreign currency exposures incorporated within its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

Foreign currency forward contracts which qualify for hedge accounting for the years ended March 31, 2003 and 2002 and such amounts which are assigned to the associated assets or liabilities and are recorded on the balance sheets at March 31, 2003 and 2002, are not subjected to disclose market value information.

N°» 17 NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2003, 2002 and 2001 is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
	Net Income	Weighted-average Shares	EPS	
Year ended March 31, 2003:				
Basic EPS				
Net income available to common shareholders	¥19,851	116,014	¥171.10	$1.43
Effect of Dilutive Securities				
Stock options		14		
Diluted EPS				
Net income for computation	¥19,851	116,028	¥171.08	$1.43
Year ended March 31, 2002:				
Basic EPS				
Net income available to common shareholders	¥23,591	116,123	¥203.15	
Year ended March 31, 2001:				
Basic EPS				
Net income available to common shareholders	¥21,667	116,123	¥186.60	

N°» 18 SUBSEQUENT EVENTS

(1) Appropriations of Retained Earnings

The following appropriations of retained earnings for the year ended March 31, 2003 were approved at the Company's shareholders meeting held on June 20, 2003:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥25.00 ($0.21) per share	¥2,879	$23,992
Bonuses to directors	120	1,000
Total	¥2,999	$24,992

In addition to the cash dividends described above, the Company paid interim cash dividends of ¥2,903 million [$24,192 thousand, ¥25.00 ($0.21) per share] on December 1, 2002 to shareholders of record as of September 30, 2002, based on a resolution of the Board of Directors.

(2) Stock Option Plan and Purchase of Treasury Stock

At the Company's shareholders meeting held on June 20, 2003, the Company's shareholders approved the following stock option plan for the Group's directors and key employees and the purchase of treasury stock:

a. Stock option plan

The plan provides for granting options to the Group's directors and key employees to purchase up to 1,200 thousand shares of the Company's common stock in the period from October 1, 2004 to September 30, 2008. The options are granted at an exercise price at the fair value at the previous date of the option grant. The Company plans to issue acquired treasury stock upon exercise of the stock options.

b. Purchase of treasury stock

The Company is authorized to repurchase up to 1,150 million shares of the Company's common stock (aggregate amount of ¥85 billion) as treasury stock until the next general shareholders meeting in June 2004.

N°» 19 SEGMENT INFORMATION

Information about industry segments, geographical segments and sales to foreign customers of the Company and consolidated subsidiaries for the years ended March 31, 2003, 2002 and 2001 is as follows:

(1) Industry Segments

a. Sales and Operating Income

	Millions of Yen								
	2003								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥111,461	¥5,485	¥94,388	¥26,717	¥6,719	¥1,523	¥246,293		¥246,293
Intersegment sales	207		1,988		35	3,025	5,255	¥(5,255)	
Total sales	111,668	5,485	96,376	26,717	6,754	4,548	251,548	(5,255)	246,293
Operating expenses	77,254	6,073	80,978	21,628	6,766	4,309	197,008	(3,698)	193,310
Operating income (loss)	¥ 34,414	¥ (588)	¥15,398	¥ 5,089	¥ (12)	¥ 239	¥ 54,540	¥(1,557)	¥ 52,983

b. Assets, Depreciation and Capital Expenditures

Millions of Yen

2003

	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥114,877	¥2,698	¥98,077	¥16,447	¥8,409	¥2,432	¥242,940	¥31,349	¥274,289
Depreciation	13,129	84	5,578	571	302	33	19,697	95	19,792
Capital expenditures	10,444	151	3,935	426	776	12	15,744	204	15,948

a. Sales and Operating Income

Thousands of U.S. Dollars

2003

	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	$928,842	$45,708	$786,567	$222,642	$55,991	$12,692	$2,052,442		$2,052,442
Intersegment sales	1,725		16,567		292	25,208	43,792	$(43,792)	
Total sales	930,567	45,708	803,134	222,642	56,283	37,900	2,096,234	(43,792)	2,052,442
Operating expenses	643,784	50,608	674,817	180,233	56,383	35,908	1,641,733	(30,816)	1,610,917
Operating income (loss)	$286,783	$(4,900)	$128,317	$ 42,409	$ (100)	$ 1,992	$ 454,501	$(12,976)	$ 441,525

b. Assets, Depreciation and Capital Expenditures

Thousands of U.S. Dollars

2003

	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	$957,308	$22,483	$817,308	$137,059	$70,075	$20,267	$2,024,500	$261,242	$2,285,742
Depreciation	109,408	700	46,483	4,758	2,517	275	164,141	792	164,933
Capital expenditures	87,033	1,258	32,792	3,550	6,467	100	131,200	1,700	132,900

a. Sales and Operating Income

Millions of Yen

2002

	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥101,496	¥7,157	¥93,184	¥23,106	¥8,788	¥1,534	¥235,265		¥235,265
Intersegment sales	481		29	811	35	3,110	4,466	¥(4,466)	
Total sales	101,977	7,157	93,213	23,917	8,823	4,644	239,731	(4,466)	235,265
Operating expenses	74,188	7,624	78,799	20,488	8,824	4,392	194,315	(2,948)	191,367
Operating income (loss)	¥ 27,789	¥ (467)	¥14,414	¥ 3,429	¥ (1)	¥ 252	¥ 45,416	¥(1,518)	¥ 43,898

b. Assets, Depreciation and Capital Expenditures

Millions of Yen

2002

	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥111,806	¥4,515	¥92,309	¥15,816	¥8,684	¥3,445	¥236,575	¥41,493	¥278,068
Depreciation	12,687	227	5,516	554	498	37	19,519	117	19,636
Capital expenditures	13,280	53	5,259	687	254	1	19,534	51	19,585

a. Sales and Operating Income

	Millions of Yen								
	2001								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥112,341	¥6,534	¥86,198	¥20,130	¥9,942	¥1,657	¥236,802		¥236,802
Intersegment sales	585		27	1,498	34	3,127	5,271	¥(5,271)	
Total sales	112,926	6,534	86,225	21,628	9,976	4,784	242,073	(5,271)	236,802
Operating expenses	78,111	7,422	75,624	19,223	9,691	4,633	194,704	(3,030)	191,674
Operating income (loss)	¥ 34,815	¥ (888)	¥10,601	¥ 2,405	¥ 285	¥ 151	¥ 47,369	¥(2,241)	¥ 45,128

b. Assets, Depreciation and Capital Expenditures

	Millions of Yen								
	2001								
	Information Technology		Eye Care		Lifestyle Refinement				
	Electro-Optics	Photonics	Vision Care	Health Care	Crystal	Service	Total	Eliminations and Corporate	Consolidated
Assets	¥112,257	¥4,942	¥83,343	¥13,366	¥9,828	¥4,907	¥228,643	¥38,968	¥267,611
Depreciation	10,299	291	5,987	479	552	59	17,667	124	17,791
Capital expenditures	15,230	218	22,287	1,138	610	34	39,517	156	39,673

Notes: 1. The Company and consolidated subsidiaries primarily engage in the manufacture and sale of products in six major segments grouped on the basis of similarities in the types, nature and market of the products. The six segments, namely, Electro-Optics, Photonics, Vision Care, Health Care, Crystal and Service, consist primarily of the following products:

Electro-Optics: Photomasks and mask blanks for semiconductors, masks for liquid-crystal display (LCD), liquid-crystal devices, glass disks for hard disk drives (HDDs), optical lenses, optical glasses, electronic glass, optical communication related products, etc.
Photonics: Laser equipment, etc.
Vision Care: Eyeglasses, eyeglass frames, ophthalmic equipment, etc.
Health Care: Contact lenses and related accessories, intraocular lenses, hearing aids, medical equipment, etc.
On March 31, 2003, hearing aids business was transferred to a third party.
Crystal: Crystal glass products
Service: Design of information systems, placement of temporary staff, etc.

2. Corporate operating expenses consist primarily of the administration expenses of the Company and two foreign holding companies, which are not allocated to industry segments. Corporate operating expenses for the years ended March 31, 2003, 2002 and 2001 were ¥2,052 million ($17,100 thousand), ¥1,981 million and ¥2,328 million, respectively.
3. Corporate assets consist primarily of cash, time deposits, investments securities and administrative assets of the Company and the two foreign holding companies. Corporate assets as of March 31, 2003, 2002 and 2001 were ¥51,571 million ($429,758 thousand), ¥51,632 million and ¥47,211 million, respectively.
4. Consolidated operating expenses are equal to the total of cost of sales and selling, general and administrative expenses shown in the accompanying consolidated statements of income.

(2) Geographical Segments

The geographical segments of the Company and consolidated subsidiaries for the years ended March 31, 2003, 2002 and 2001 are summarized as follows:

	Millions of Yen						
	2003						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥166,178	¥35,771	¥32,639	¥11,705	¥246,293		¥246,293
Interarea transfers	17,343	73	1,891	44,514	63,821	¥(63,821)	
Total sales	183,521	35,844	34,530	56,219	310,114	(63,821)	246,293
Operating expenses	148,960	34,898	28,411	45,282	257,551	(64,241)	193,310
Operating income	¥ 34,561	¥ 946	¥6,119	¥10,937	¥ 52,563	¥420	¥ 52,983
Assets	¥139,012	¥19,505	¥34,970	¥59,156	¥252,643	¥21,646	¥274,289

	Thousands of U.S. Dollars						
	2003						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	$1,384,817	$298,092	$271,991	$ 97,542	$2,052,442		$2,052,442
Interarea transfers	144,525	608	15,759	370,950	531,842	$(531,842)	
Total sales	1,529,342	298,700	287,750	468,492	2,584,284	(531,842)	2,052,442
Operating expenses	1,241,334	290,817	236,758	377,350	2,146,259	(535,342)	1,610,917
Operating income	$ 288,008	$ 7,883	$ 50,992	$ 91,142	$438,025	$ 3,500	$ 441,525
Assets	$1,158,433	$162,542	$291,417	$492,967	$2,105,359	$ 180,383	$2,285,742

	Millions of Yen						
	2002						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥159,368	¥36,985	¥28,964	¥ 9,948	¥235,265		¥235,265
Interarea transfers	14,964	113	1,196	40,330	56,603	¥(56,603)	
Total sales	174,332	37,098	30,160	50,278	291,868	(56,603)	235,265
Operating expenses	143,426	35,139	25,918	43,109	247,592	(56,225)	191,367
Operating income	¥ 30,906	¥ 1,959	¥ 4,242	¥ 7,169	¥ 44,276	¥ (378)	¥ 43,898
Assets	¥138,963	¥21,000	¥30,356	¥55,412	¥245,731	¥ 32,337	¥278,068

	Millions of Yen						
	2001						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
Sales to customers	¥168,856	¥34,210	¥24,944	¥ 8,792	¥236,802		¥236,802
Interarea transfers	17,928	548	893	39,237	58,606	¥(58,606)	
Total sales	186,784	34,758	25,837	48,029	295,408	(58,606)	236,802
Operating expenses	150,991	34,295	22,811	41,131	249,228	(57,554)	191,674
Operating income	¥ 35,793	¥ 463	¥ 3,026	¥ 6,898	¥ 46,180	¥ (1,052)	¥ 45,128
Assets	¥139,320	¥21,073	¥27,000	¥48,144	¥235,537	¥ 32,074	¥267,611

Notes: 1. The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Group is located. The segments consisted of the following countries:
North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Thailand, Republic of Korea, Taiwan, etc.
2. Corporate operating expenses consist primarily of the administration expenses of the Company, which are not allocated to segments by geographic area. Corporate operating expenses for the years ended March 31, 2003, 2002 and 2001 were ¥1,813 million ($15,108 thousand), ¥1,771million and ¥2,149 million, respectively.
3. Corporate assets consist primarily of cash, time deposits, investments securities and administrative assets of the Company. Corporate assets as of March 31, 2003, 2002 and 2001 were ¥40,280 million ($335,667 thousand), ¥48,342 million and ¥44,664 million, respectively.
4. Consolidated operating expenses are equal to the total of cost of sales and selling, general and administrative expenses shown in the accompanying consolidated statements of income.

(3) Sales to Foreign Customers

The sales to foreign customers of the Company and consolidated subsidiaries for the years ended March 31, 2003, 2002 and 2001 are summarized as follows:

	Millions of Yen				
	2003				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	¥36,692	¥38,789	¥32,773	¥33	¥108,287
Consolidated sales (B)					246,293
(A)/(B)	14.9%	15.8%	13.3%	0.0%	44.0%

	Thousands of U.S. Dollars				
	2003				
	North America	Europe	Asia	Other	Total
Overseas sales	$305,767	$323,242	$273,108	$275	$ 902,392
Consolidated sales					2,052,442

	Millions of Yen				
	2002				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	¥39,746	¥38,144	¥25,080	¥47	¥103,017
Consolidated sales (B)					235,265
(A)/(B)	16.9%	16.2%	10.7%	0.0%	43.8%

	Millions of Yen				
	2001				
	North America	Europe	Asia	Other	Total
Overseas sales (A)	¥36,184	¥35,870	¥27,492	¥45	¥ 99,591
Consolidated sales (B)					236,802
(A)/(B)	15.3%	15.2%	11.6%	0.0%	42.1%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the customers are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.

Europe: Netherlands, Germany, United Kingdom, etc.

Asia: Singapore, Thailand, Republic of Korea, Taiwan, etc.

Other: Saudi Arabia and Brazil, etc.

Corporate Data

(As of March 31, 2003)

Established
November 1, 1941

Paid-in Capital
¥6,264,201,967

Number of Employees
3,289
(increased 147 from the end of the previous period)
Average age: 38.6
Average years of service: 12.9
Total number of employees in the Hoya Group: 14,023

Date for the Settlement of Accounts
March 31

General Shareholders' Meeting
June

Directors and Executive Officers (As of June 25, 2003)

Directors
Takeo Shiina (Senior Advisor of IBM Japan, Ltd.)
Naotaka Saeki (Senior Advisor of UFJ Bank, Ltd.)
Yuzaburo Mogi (President & CEO of Kikkoman Corporation)
Yoshikazu Hanawa (Advisor and Honorary Chairman of Nissan Motor Co., Ltd.)
Eiko Kono (Chairperson & CEO of Recruit Co., Ltd)
Hiroshi Suzuki
Kenji Ema
Hiroaki Tanji

Executive Officers
Hiroshi Suzuki (President & CEO)
Kenji Ema (Chief Financial Officer)
Hiroaki Tanji

HOYA Group (As of March 31, 2003)


Global Headquarters
(Formulating group strategy)
Information Technology
Eye Care
Crystal
(Area)
Japan
Asia (Holding Company)
North America (Holding Company)
Europe (Holding Company)
Supporting Legal and Financial Operations
Global Business Expansion

Investor Information

(As of March 31, 2003)

Listing of the Company's Shares
First Section of the Tokyo Stock Exchange

Number of Shares of Common Stock
Authorized: 320,000,000
Issued: 116,124,405

Trading Unit
100 shares

Number of Shareholders
7,459

Breakdown of Shareholders


—Ownership
Individuals, Other
13.3%
Financial
institutions
43.3%
Foreign investors
38.1%
Other corporate investors
5.3%
—Number of Shareholders
Other corporate investors
2.2%
Financial institutions 2.6%
Foreign investors
6.9%
Individuals, Other
88.3%

Acquisition, Disposal and Ownership by the Company of Its Own Shares:

Acquisition of shares

Acquisition by resolution in accordance with Article 210, Paragraph 1, of the Commercial Code

Common stock:	937,000 shares
Aggregate acquisition prices	¥6,937,465 thousand

Purchase of less-than-one-unit shares

Common stock:	11,991 shares
Aggregate acquisition prices	¥98,710 thousand

Disposal of shares

There was no disposal of shares to be reported.

Number of shares owned by the Company at the end of the fiscal year under review

Common stock	951,050 shares

(Note) As of March 31, 2002, the Company owned 2,059 shares of its common stock.

Principal Shareholders

	Shareholders	Shareholdings	Percentage of total shares issued
1	Japan Trustee Services Bank, Ltd. (Trust Account)	9,316,500	8.02
2	The Dai-ichi Mutual Life Insurance Company	7,715,300	6.64
3	Japan Master Trust and Banking Corp.	6,893,400	5.94
4	State Street Bank and Trust Company	6,874,127	5.92
5	The Chase Manhattan Bank N.A. London	5,548,300	4.78
6	Nippon Life Insurance Company	5,441,347	4.69
7	The Chase Manhattan Bank N.A. London SL Omnibus Account	4,102,052	3.53
8	Suzuki International Ltd.	3,850,000	3.32
9	UFJ Trust Bank Ltd. (Trust Account A)	2,709,800	2.33
10	Kohei Yamanaka	2,636,020	2.27
	Above total	55,086,846	47.44

Issuance of new share subscription rights

In accordance with the approval at the Ordinary General Meeting of Shareholders held on June 21, 2002 as well as with the resolution of the Board of Directors held on October 21, 2002, the Company issued new share subscription rights as stock options as described below:

First Grant (On November 1, 2002)

1. Number of new share subscription rights the Company granted: 9,369 rights
2. Class and number of new shares to be issued upon exercising of new share subscription rights: 936,900 shares of common stock of the Company (100 shares for each new share subscription right)
3. Price of a new share subscription right: Free of charge
4. Paid-in amount per share upon exercising of a new share subscription right: ¥7,670
5. New share subscription period: From October 1, 2003 to September 30, 2007

Maximum percentage of new share subscription rights exercisable during each period is fixed separately.

Second Grant (On June 9, 2003)

1. Number of new share subscription rights the Company granted: 80 rights
2. Class and number of new shares to be issued upon exercising of new share subscription rights: 8,000 shares of common stock of the Company (100 shares for each new share subscription right)
3. Price of a new share subscription right: Free of charge
4. Paid-in amount per share upon exercising of a new share subscription right: ¥6,690
5. New share subscription period: From October 1, 2003 to September 30, 2007

Maximum percentage of new share subscription rights exercisable during each period is fixed separately.

Common Stock Price Range

	2002		2003	
	High	Low	High	Low
Jan.–Mar.	¥9,370	¥7,250	¥8,620	¥6,860
Apr.–June	9,970	8,110		
July–Sept.	9,070	6,720		
Oct.–Dec.	9,100	6,790		

Transfer Agent of Common Stock Handling Office
UFJ Trust Bank Ltd.
Corporate Agency Department
7-10-11 Higashisuna, Koto-ku,
Tokyo 137-8081, Japan
Tel. 03-5683-5111

Hoya's Timeline

(As of March 31, 2003)

1941

November An optical glass production plant was established in the city of Hoya, in metropolitan Tokyo, and production of optical glass was initiated.

1944

August The plant was incorporated with capital of ¥1.2 million.

1945

October Crystal products were introduced.

1952

February The manufacture of optical glass BK7 resumed.

1960

November The Optics Division's Showa Plant (currently Akishima Plant) was completed in Tokyo. The Company merged with three affiliates.

1961

October Hoya was listed on the Second Section of the Tokyo Stock Exchange.

1962

May The manufacture of eyeglass lenses commenced.

October Hoya was listed on the Second Section of the Nagoya Stock Exchange.

1963

May The Crystal Division's Musashi Plant was completed.

1967

April The Vision Care Division launched sales of progressive multifocal lenses.

1972

December Sales of soft contact lenses began.

1973

February The Company's listings were advanced to the First Section of the Tokyo and Nagoya Stock Exchanges.

1974

January The Electronics Division's Nagasaka Plant was completed, and the production of IC substrates began. Hoya's on-line network to handle eyeglass lens orders was introduced in the Vision Care Division.

1982

October Hoya Electronics Co., Ltd., merged with the parent company.

1983

January The construction of the Hachioji Plant in the Electronics Division was completed, and the production of IC photomasks commenced.

1984

August The current Head Office was completed.

October Hoya Lens Corporation and Hoya Crystal Corporation merged with the parent company.

1985

April The Kodama Plant was completed for medical-related production and research.

1986

October The R&D Center was completed in the city of Akishima.

1987

June The production of intraocular lenses (IOLs) commenced.

November The production of aspherical molded-glass lenses commenced.

1989

April Hoya Europe B.V. of the Netherlands (currently Hoya Lens Europe N.V.) and Hoya Corporation USA were established.

1991

March Glass disks for HDDs were launched.

1993

October Hoya Group's Philosophy of Environment was established.

1994

April The Hoya Group was reorganized with the establishment of the Electro-Optics Division, the Vision Care Division and the Crystal Division.

1995

June Hoya introduced an outside director system.

1996

August Hoya formed an alliance with IBM to develop a next-generation glass disk for HDDs.

November Kumamoto Plant commenced operations as a photomask manufacturing plant.

1997

April Hoya introduced its "internal company system," reorganizing Group operations centered on two internal companies (Electro-Optics and Vision Care) and three subsidiaries (Hoya Photonics, Inc., Hoya Healthcare Corporation, and Hoya Crystal Corporation).
Hoya implemented ERP R/3, an enterprise resource planning system developed by SAP AG of Germany.

May Hoya Holdings Asia Pacific Pte Ltd. was established as the third regional holding company after Hoya Holdings N.V. (currently Hoya Lens Europe N.V.) and Hoya Holdings, Inc., the holding companies for Europe and North America, respectively.

December Hoya Lens Deutschland GmbH became the first Group company to receive ISO 14001 certification.

1998

April Hoya began the quarterly release of consolidated financial results.
The Vision Care Company's Itsukaichi plant became the Group's first domestic facility to receive ISO 14001 certification.

1999

February All major domestic plants received ISO 14001 certification.

September Hoya acquired Belgian eyeglass manufacturer Buchmann Optical Industries N.V.

2000

April Hoya acquired Optical Resources Group, Inc. (ORI), a processor and marketer of eyeglasses in the United States.
(Integrated into Hoya Corporation in March 2001)

July Hoya acquired the semiconductor photomask production division of Oki Electric Industry Co., Ltd.

2001

May Hoya began marketing HOYALUX Summit Pro and NuLux lenses that use EYRY, a high-index, plastic lens material.

October Hoya began manufacturing soft intraocular lenses.

2002

May Manufacture and sale of 3C-SiC, a new substrate material for semiconductors, begun by a new subsidiary.

August Technical alliance formed with Dai Nippon Printing Co., Ltd. to jointly develop mask blanks for next-generation semiconductors.

2003

January Company delisted from the first section of the Nagoya Stock Exchange.

March Subsidiaries Hoya Crystal Corp. and Hoya Crystal Shop Corp. merged with Hoya Corporation.

Hoya Directory

(As of June 1, 2003)

HOYA CORPORATION

2-7-5 Naka-Ochiai,
Shinjuku-ku, Tokyo
161-8525, Japan
TEL (03) 3952-1151

Business Development Division
3-3-1 Musashino, Akishima-shi,
R&D Center Building
Tokyo 196-8510 Japan
TEL 042-546-2701

Overseas Branches

<Blanks Division>

EUROPE BRANCH
Bilton House, 54/58 Uxbridge Road,
Ealing, London, W5 2ST, U.K.
TEL 020-8579-6939

<Vision Care Company>

HOYA OPTICAL LABORATORIES, INC.
HEADQUARTERS
651E, Corporate Drive, Lewisville,
TX 75057-6403 U.S.A.
TEL 972-221-4141

3-D OPTICAL
1370 S. Bertelsen Rd. Eugene,
OR 97402, U.S.A.
TEL 541-683-3898

ADVANCE LENS LAB
94 Pelret Parkway, Berea, OH 44017, U.S.A.
TEL 800-861-3661

BENEDICT OPTICAL
651E, Corporate Drive, Lewisville,
TX 75057-6403, U.S.A.
TEL 972-221-4141

COLUMBIAN BIFOCAL
3880 S.E. 8th Ave. Portland,
OR 97202-3704, U.S.A.
TEL 800-547-8064

MARTIN OPTICAL SERVICE
1400 Carpenter Lane Modesto,
CA 95351, U.S.A.
TEL 800-692-5730

MIDWEST OPTICAL LABORATORIES
777 Zapata Drive Fairborn,
OH 45324, U.S.A.
TEL 800-762-9504

MUELLER OPTICAL
301 Vision Dr. Columbia,
IL 62236, U.S.A.
TEL 800-279-3721

PROGRESSIVE LENS LABORATORIES
12345-B Starkey Rd., Largo,
FL 33773, U.S.A.
TEL 800-882-8131

Q.S.A, OPTICAL
580 Nutmeg Rd. N S. Windsor,
CT 06074-2458, U.S.A.
TEL 800-722-7659

SIERRA OPTICAL
4757 Morena Blvd. San Diego,
CA 92117, U.S.A.
TEL 858-490-3490

SOUND OPTICAL LABORATORIES
2330 S. 78th Street, Tacoma,
WA 98409-9051, U.S.A.
TEL 800-760-6098

Domestic Subsidiaries and Affiliates

<Information Technology>

HOYA OPTICS CORPORATION
109-2, Aza-Shimoshinden,
Oaza-Araku, Iruma-shi, Saitama 358, Japan
TEL 042-964-1525

HOYA PHOTONICS CORPORATION
First Okada Building,
4-3-5 Shiba, Minato-ku,
Tokyo 108-0014, Japan
TEL 03-5730-3096

HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO., LTD.
1-17-16 Tanashioda, Sagamihara-shi,
Kanagawa 229-1125, Japan
TEL 042-777-5404

HOYA-SCHOTT CORPORATION*
3rd Floor, 711 Building,
7-11-8 Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
TEL 03-3369-6911

NH TECHNO GLASS CORPORATION*
6th Floor, Keihin Tatemono Daiichi Building,
2-12-20 Shin-Yokohama, Kohoku-ku,
Yokohama, Kanagawa 222-0033, Japan
TEL 045-475-2905

<Eye Care>

HOYA HEALTHCARE CORPORATION
2-7-5 Naka-ochiai, Shinjuku-ku,
Tokyo 161-8525, Japan
TEL 03-3950-6011

<Others>

HOYA SERVICE CORPORATION
10th Floor, HOYA Marketing Building,
1-29-9 Takadanobaba, Shinjuku-ku,
Tokyo 169-8661, Japan
TEL 03-3232-7671

WELFARE CORPORATION
8th Floor, HOYA Marketing Building,
1-29-9 Takadanobaba, Shinjuku-ku,
Tokyo 169-8661, Japan
TEL 03-3232-1019

Overseas Subsidiaries and Affiliates

Asia and Oceania

HOYA HOLDINGS ASIA PACIFIC PTE LTD.
138 Cecil Street, #08-03 Cecil Court, Singapore 069538
TEL 6323-1151

HOYA PHOTONICS SINGAPORE PTE LTD.
83 Science Park Drive #03-01/02 The Curie,
Singapore Science Park I, Singapore 118258
TEL 6775-3911

HOYA OPTO-ELECTRONICS QINGDAO LTD.
South Side, Mid-section of Songhuajiang Road, Qingdao Economic & Technological Development Zone,
Qingdao City, Shandong Province, China
TEL 532-6760997

HOYA MAGNETICS SINGAPORE PTE LTD.
#3 Tuas, Link2, Singapore 638552
TEL 6863-2911

HOYA GLASS DISK (THAILAND) LTD.
Northern Region Industrial Estate 60/26
Moo 4 Tambol Banklang, Amphur Muang,
Lamphun, 51000 Thailand
TEL 53-581-314

HOYA OPTICS (THAILAND) LTD.
Northern Region Industrial Estate 60/31
Moo 4 Tambol Banklang, Amphur Muang,
Lamphun, 51000 Thailand
TEL 53-581-314

HOYA OPTICAL (ASIA) CO., LTD.
Suite 3101-2, Tower 6, The Gateway,
9 Canton Road, Tsim Sha Tsui,
Kowloon, Hong Kong
TEL 2723-6883

KOREA OPTICAL GLASS CO., LTD.
973, Yangduk Dong, Masan, Korea
TEL 055-292-6180

HOYA OPTICAL TAIWAN CO., LTD.
118, 1st Road, Taichung Industrial Zone,
Taichung, Taiwan
TEL 04-2359-3505

VISION CARE COMPANY ASIA HEADQUARTERS
Payatai Plaza 23rd Floor, 128/251-256
Payathai Road,
Thumg-Phyathai, Rajthavee, Bangkok 10400,
Thailand
TEL 02219-3581

HOYA LENS TAIWAN LTD.
3F, No.146, Sung Chiang Road, Taipei Taiwan
TEL 02-2567-3481

HOYA LENS AUSTRALIA PTY. LTD.
44-54 Bourke Road, Alexandria, Sydney, N.S.W.
Australia 2015
TEL 02-9698-1577

THAI HAYA LENS LTD.
Payatai Plaza 23rd Floor, 128/251-256
Payathai Road,
Thumg-Phyathai, Rajthavee, Bangkok 10400,
Thailand
TEL 02219-3972

HOYA LENS THAILAND LTD.
392/1 Moo 2 Phaholyothin Road, Prachatipat,
Thanyaburi, Patumthani 12130, Thailand
TEL 02-9012021

HOYA LENS HONG KONG LTD.
16/F, Unison Industrial Centre,
27-31 Au Pui Wan Street, Fo Tan,
Shatin, N.T. Hong Kong
TEL 2556-5266

HOYA LENS KOREA CO., LTD.
3rd Floor of Yunil Building, 1443-15, Seocho-Dong, Seocho-gu, Seoul 137-865, Korea
TEL 02-585-1911

HOYA LENS GUANGZHOU LTD.
Zhicheng Dong Road, Guangzhou Economic & Technological Development District,
Guangzhou, 510730, P.R.China
TEL 020-8222-3999

MALAYSIAN HOYA LENS SDN. BHD.
No.6 Jalan 7/32A, Off 6 1/2 Miles, Jalan
Kepong, 52000 Kuala Lumpur, Malaysia
TEL 03-6258-8977

HOYA LENS (S) PTE LTD.
315 Outram Road, #02-05 Tan Boon Liat Building, Singapore 169074
TEL 6221-0055

HOYA LENS PHILIPPINES, INC.
10th Floor, Sterling Centre cor Ormaza & Dela Rosa Sts., Legaspi Village, Makati City, Philippines
TEL 02-751-7174

Europe

HOYA LENS EUROPE N.V.
Amsterdamseweg 29, 1422 AC Uithoorn, The Netherlands
TEL 0297-514350

HOYA LENS NEDERLAND B.V.
Amsterdamseweg 27, 1422 AC Uithoorn, The Netherlands
TEL 0297-514222

HOYA LENS FRANCE S.A.S
ZA Pariest Rue Willy Brandt F-77184 Emerainville, France
TEL 00-811904692

HOYA LENS FINLAND OY
Mikkolantie 1, FIN-00640 Helsinki, Finland
TEL 09-72884100

HOYA LENS SWEDEN AB
Scheelegatan 15, 212 28 Malmö, Sweden
TEL 040-6802200

HOYA LENS U.K. LIMITED
Industrial Estate, Wrexham LL13 9UA, United Kingdom
TEL 01978-663150

HOYA LENS IBERIA S.A.
Avda, Cañada 54, 28820 Coslada (Madrid) Spain
TEL 091-6692628

HOYA LENS ITALIA S.P.A.
Via Bernardino Zenale 27, 20024 Garbagnate Milanese-Milano, Italy
TEL 02-990711

HOYA LENS DEUTSCHLAND GMBH
Hoya-Lens-Strasse 1, 79379 Mülheim, Germany
TEL 07631-186-0

HOYA LENS POLAND SP. Z.O.O.
ul. Olkuska 9, 02-604 Warszawa, Poland
TEL 022-6461200

HOYA LENS BELGIUM N.V.
Lieven Gevaertstraat 15, B-2950 Kapellen, Belgium
TEL 03-660-0100

HOYA LENS HUNGARY RT
Telek u, 3 H-1152 Budapest, Hungary
TEL 01 305 85 10

HOYA LENS MANUFACTURING HUNGARY RT
18, Ipari u. H-4702 Mateszalka, Hungary
TEL 044-418 200

North America

HOYA HOLDINGS, INC.
101 Metro Drive, Suite 500, San Jose, CA 95110, U.S.A.
TEL 408-441-0400

HOYA CORPORATION USA
101 Metro Drive, Suite 500, San Jose, CA 95110, U.S.A.
TEL 408-441-3300

HOYA PHOTONICS, INC.
47733 Fremont Blvd., Fremont, CA94538, U.S.A.
TEL 510-445-4500

NEW CHROMEX, INC.
2705-B Pan American Freeway, NE, Albuquerque, NM 87107, U.S.A.
TEL 505-344-6270

HOYA LENS OF AMERICA, INC.
13 Francis J. Clarke Circle Bethel, CT 06801-2846, U.S.A.
TEL 203-790-0171

EAGLE OPTICS, INC.
591-F Thornton Rord, Lithia Springs, GA 30122, U.S.A.
TEL 770-944-1800

HOYA LENS OF CHICAGO, INC.
3531 North Martens Street, Franklin Park, IL60131, U.S.A.
TEL 847-678-4700

HOYA LENS MEXICO S.A. DE C.V.
1 Tuxpan #54, Despacho 808 Col. Roma Sur Mexico D.F. Del Cuauhtemoc CP 06760, Mexico
TEL 5-2642211

HOYA LENS CANADA, INC.
1555 Bonhill Road, Units 4&5 Mississauga, Ontario,Canada L5T 1Y5
TEL 905-5650577

HOYA CRYSTAL, INC.
41 Madison Ave. 9th Floor, New York, NY 10010, U.S.A.
TEL 212-679-3100

*Equity-method affiliates

For additional information about the Company, contact:

Investor Relations

HOYA CORPORATION

2-7-5 Naka-Ochiai,
Shinjuku-ku, Tokyo 161-8525, Japan
TEL (03) 3952-1160
FAX (03) 3952-0726
URL http://www.hoya.co.jp/

HOYA CORPORATION

2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo 161-8525, Japan

This annual report is printed on recycled paper.
Printed in Japan